micon	mineral industry
INTERNAITONAL LIMITED	consultants

MINERAL RESOURCES ESTIMATION

ON THE

CARMEN DEPOSIT, MONTERDE PROJECT

GUAZAPARES MUNICIPALITY

CHIHUAHUA STATE, MEXICO

FOR

KIMBER RESOURCES INC.

215 – 800 West Pender St.

Vancouver, B.C. , Canada

By

G.H. Giroux, P.Eng. MASc.

Giroux Consultants Ltd.

1215 – 675 W. Hastings St.

Vancouver, B.C. V6B 1N2

July 17, 2006

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

TABLE OF CONTENTS

Page

 1.0

SUMMARY………………………………………………………………………..

1

 2.0

INTRODUCTION AND TERMS OF REFERENCE…………………………..

3

 3.0

RELIANCE ON OTHER EXPERTS……………………………………………

3

 4.0

PROPERTY DESCRIPTION & LOCATION………………………………….

4

4.1

Monterde Concessions…………………………………………………

4

4.2

El Coronel Concessions………………………………………………..

8

4.3

Staked Concessions……………………………………………………

8

4.4

Surface Rights…………………………………………………………..

8

 5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE

AND PHYSIOGRAPHY…………………………………………………………

10

5.1

Access……………………………………………………………………

10

5.2

Physiography……………………………………………………………

10

5.3

Flora and Fauna………………………………………………………..

10

5.4

Climate………………………………………………………………….

11

5.5

Access Rights & Infrastructure……………………………………….

11

 6.0

HISTORY……………………………………………………………………….

12

6.1

Historic Mine Production……………………………………………...

12

6.2

Exploration 1994 through 1999………………………………………

12

6.3

Kimber Resources Inc…………………………………………………

13

 7.0

GEOLOGICAL SETTING……………………………………………………..

15

7.1

Regional Geology……………………………………………………..

15

7.2

Property Geology……………………………………………………..

15

7.3

Lithology……………………………………………………………….

16

7.4

Structure……………………………………………………………….

21

 8.0

DEPOSITE TYPE……………………………………………………………..

22

 9.0

MINERALIZATION & ALTERATION………………………………………..

23

10.0

EXPLORATON………………………………………………………………..

24

11.0

DRILLING……………………………………………………………………...

25

11.1

Reverse Circulation…………………………………………………..

25

11.2

Core Drilling……………………………………………………………

27

12.0

SAMPLING METHOD AND APPROACH………………………………….

29

12.1

Sampling – Underground, The Historic Mine 1937-1943…………

29

12.2

Sampling – Surface and Underground, Pandora Industries 1994-95

29

12.3

Sampling – Surface and Drilling by Golden Treasure Exp. 1998…

29

12.4

Sampling – Drilling by Kimber resources 2000-2005………………

30

13.0

SAMPLE PREPARATION, ANALYSES & SECURITY…………………….

32

13.1

Sample Preparation & Analyses……………………………………..

32

13.2

Site Security and Chain of Custody………………………………….

32

14.0

DATA VERIFICATION…………………………………………………………

33

14.1

Introduction……………………………………………………………..

33

14.2

Quality Control and Quality Assurance Program……………………

33

14.3

Check Assays…………………………………………………………..

40

i

TABLE OF CONTENTS (cont.)

14.4

Smearing……………………………………………………………….

40

15.0

ADJACENT PROPERTIES……………………………………………………

41

16.0

MINERAL PROCESSING & METALLURGICAL TESTING……………….

42

16.1

Historic………………………………………………………………….

42

16.2

Kimber Resources Inc. Work…………………………………………

42

17.0

RESOURCE ESTIMATION…………………………………………………..

45

17.1

Data Analysis…………………………………………………………..

45

17.2

Geological Three Dimensional Solid………………………………..

46

17.3

3 m Composites……………………………………………………….

49

17.4

Variography…………………………………………………………….

49

17.5

Bulk Density……………………………………………………………

50

17.6

Block Model…………………………………………………………….

53

17.7

Grade Interpolation……………………………………………………

53

17.8

Classification…………………………………………………………..

54

18.0

OTHER RELEVANT DATA AND INFORMATION…………………………

59

19.0

INTERPRETATIONS AND CONCLUSIONS……………………………….

60

20.0

RECOMMENDATIONS……………………………………………………….

60

21.0

REFERENCES……………………………………………………………….

61

22.0

DATE AND SIGNITURE PAGE……………………………………………..

64

23.0

CERTIFICATE PAGE…………………………………………………………

65

TABLES

 1

Monterde Property – Listing of Concessions……………………………….

8

 2

Monterde Property – Drilling on all Deposits……………………………….

26

 3

Carmen Deposit, <100 metres Silver Recovery vs. Silver Grade………..

44

 4

Carmen Deposit, Gold & silver Metallurgical Recoveries…………………

44

 5

Drill hole sample statistics……………………………………………………

45

 6

Summary of Gold Populations……………………………………………….

46

 7

Summary of Silver Populations………………………………………………

46

 8

Capping Levels………………………………………………………………..

46

 9

Statistics for gold in 3 m composites……………………………………….

49

10

Statistics for silver in 3 m composites………………………………………

49

11

Summary of Semivariograms for gold and silver, Monterde Project……

50

12

PRA Measured Specific Gravities………………………………………….

51

13

Summary of search parameters for kriging gold and silver……………..

54

14

Grade-Tonnage for blocks classed measured……………………………

57

15

Grade-Tonnage for blocks classed indicated……………………………..

57

16

Grade-Tonnage for blocks classed inferred……………………………….

58

17

Grade-Tonnage for blocks classed measured plus indicated……………

58

ii

FIGURES

4-1

Location Map…………………………………………………………………….

5

4-2

Concessions Map……………………………………………………………….

6

4-3

Land Status – Core Concessions……………………………………………..

7

7-1

Monterde Project Geology and Mineralization……………………………….

17

7-2

Cross Section 48 Geology……………………………………………………..

18

7-3

Stratigraphic Column…………………………………………………………...

19

11-1

Drill Hole Locations……………………………………………………………..

28

14-1

Field Blank Assays……………………………………………………………...

34

14-2 Silver and gold assays of low grade reference samples……………………

36

14-3

Silver and gold assays of moderate grade reference samples…………….

37

14-4

Thompson-Howarth Plot – Precision of gold assays………………………..

38

14-5

Thompson-Howarth Plot – Precision of silver assays……………………….

39

14-6

Thompson-Howarth Plot – Duplicate Analysis – Gold………………………

39

14-7

Thompson-Howarth Plot – Duplicate Analysis – Silver……………………..

40

17-1

View of gold domain 1 solid, gold domain 2 solid and topography………..

47

17-2

Rotated view of gold domain 1, gold domain 2 and drill hole traces………

47

17-3

View of silver domain 1 solid, silver domain 2 solid and topography………..

48

17-4

Rotated view of silver domain 1, silver domain 2 and drill hole traces………

48

APPENCICES

1

LISTING OF ALL DRILL HOLES USED IN RESOURCE ESTIMATE…….

66

2

LOGNORMAL CUMULATIVE PROBABILITY PLOTS FOR AU AND AG..

73

3

SEMIVARIOGRAMS FOR GOLD AND SILVER…………………………….

77

iii

1.0

SUMMARY

•

The Monterde Project is located in Chihuahua State, Mexico approximately 260 road kilometres southwest of Chihuahua City. The property has produced gold and silver from a small underground mine, operating from 1937 to 1943 and produced approximately 68,000 tonnes of oxide ore grading 19.29 grams per tonne gold and 311.5 grams per tonne silver.  Mining was at 15.0 g/t gold cut off.

•

Kimber Resources Inc. has held options to purchase concessions covering the Monterde District since February 2000 and in the summer of 2003 obtained title to a number of the optioned concessions, subject to making the balance of the purchase payments. Remaining option payments total US$ 383,000 by August 2006. Upon payment of this amount Kimber Resources will have 100% ownership, clear of any royalties or other encumbrances. The concessions, plus additional concessions which have been staked, cover an area in excess of approximately 29,000 hectares.

•

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex which is localised at the intersection of two major structural zones. Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half graben.  The intersection of north striking normal faults with the shear features contributes to the localisation of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

•

A series of three intermediate tuffaceous lithologies are the hosts for gold and silver mineralization. The tuffs are slightly welded to welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

•

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stockworks, phyllic alteration and iron oxides. Within the alteration assemblages noted, gold and silver is disseminated and stockwork hosted. Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system. The Carmen gold-silver deposit is oxidised to vertical depths of at least 300 metres. The oxidation levels are confirmed by drill holes. On strike over 2,000 metres of favourably altered structure remains to be explored.

•

Comparable epithermal gold-silver deposits commonly have down dip extents greater than 500 metres. Surface sampling and drilling has defined the Carmen gold - silver deposit with potential economic grades that are near surface. Underground bulk mineable mineralization potential is also present.

•

A resource estimate based on 344 reverse circulation drill holes totalling 66,295 m was completed in June 2006.  A total of 9 gold assays and 12 silver assays within the mineralized zones were capped at 40.3 g Au/t and 1052 g Ag/t respectively.  Within the waste zones 14 gold and 18 silver assays were capped at 1.8 g Au/t and 184 g Ag/t respectively.

•

The deposit was subdivided first into a grade zone shells for gold and silver and within that two structural domains: a steeply dipping shear zone and a flat lying “ladder” structure.  Uniform down hole 3 m composites were formed that honoured these domain boundaries.

•

Semivariograms were used to model grade continuity for both gold and silver within the various domains.

•

A block model of blocks 6 x 6 x 6 m in dimension was overlain on the domain solids and each block was tagged with the proportion below topography, and within the various domains.

•

Blocks were interpolated separately for each domain by ordinary kriging and block grades were determined as the weighted average for gold and silver from Domains 1, 2 and waste.

•

Bulk Density was determined at 2.29 g/cm3 from a total of 80 determinations using waxed samples of drill core.

•

Blocks were classified as measured, indicated or inferred based on geologic and grade continuity.

•

At a 0.3 g Au/t cutoff 27 million tonnes at an average grade of 0.89 g Au/t and 34.6 g Ag/t are classed measured plus indicated with an additional 8.2 million tonnes averaging 0.80 g Au/t and 20.4 g Ag/t classed as inferred.

•

Detailed recommendations with corresponding cost estimates have been made in the May 26 Technical Report titled Technical Evaluation Report Mineral Resource Estimate M, Carmen Deposit by Richards, Cukor and Hitchborn (Richards et al, 2006).  In this report a program of continued exploration including 72,000 metres of reverse circulation drilling, 15,000 metres of core drilling, rock sampling, prospecting, and geological mapping costing CDN $9.7 million is recommended. Micon agrees with these recommendations.  In addition this resource block model should be used to complete a Pre Feasibility level study on the projects economics.

2.0

INTRODUCTION & TERMS OF REFERENCE

Micon International Ltd. (“Micon”) was commissioned by Kimber Resources Inc. ("Kimber") to complete a Mineral Resource Estimate Technical Report on the Monterde gold project in Chihuahua State, Mexico.  G. H. Giroux, P.Eng. MASc and Senior Associate of Micon has completed this study.

The Monterde Project consists of several mineral concessions held by Kimber Resources Inc. some of which are subject to making the balance of the purchase payments. The Monterde gold project has been explored and defined through five separate programs of surface reverse circulation drilling, in the periods of 1998, late 2000 - early 2001, the fall of 2002, the spring and fall of 2003 and 2004-2005 by Golden Treasure Explorations Inc. (1998) and Kimber Resources Inc., respectively. A substantial, potentially open pittable, gold - silver oxide resource, known as the Carmen deposit, has been defined.

To accomplish this assignment, the writer had discussions with Mr. Robert Longe, P.Eng., Mr. J.B. Richards, P.Eng.,  Mr. Damir Cukor. P.Geo., President, Vice President, Engineering, and Resource Geologist, respectively for Kimber Resources Inc. Mr. Byron Richards, P.Eng., is the "in-house" or Company Qualified Person.  A property site visit was conducted during the period September 28 to October 1, 2004. The visit permitted review of drilling sites, drill roads, drilling protocol and the quality assurance / quality control procedures, and trenching results on exploration targets.

There have been several previous polygonal resource estimates reported for this project and these are listed in Section 21.  The latest report posted to SEDAR was on May 26, 2006 by Richards, Cukor and Hitchborn.  Only the resource estimation has changed since this last report and as a result Sections 4 to 16 have been reproduced from earlier reports to provide completeness.

All units are in metric and currency values are expressed in Canadian dollars unless otherwise indicated.

3.0

RELIANCE ON OTHER EXPERTS

An informal review of mineral title, ownership, and the respective options that Kimber Resources Inc., through its wholly owned Mexican subsidiary, Mineral Monterde, S. de R.L. de C.V., has with the current owners of the Monterde and El Coronel Mineral Concessions mineral was completed by Burgoyne (2004). However, there has been no formal legal mineral title and ownership review as this is outside the expertise of the writer. The Section 4.0 Property Description information was obtained from the Burgoyne (2004) report and updated; this in turn was prepared by the Kimber Resources legal department. Kimber provided the information on environmental liability in Section 4.0 and those of Surface Rights in Section 4.3. The author disclaims responsibility for such information in these aforementioned sections.

Any use which a third party makes of this report, or any reliance on or decisions to be made based on it, are the responsibilities of such third parties. This report is based on an extensive technical review and discussion of information that was available. This report is believed to be correct at the time of preparation. It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

4.0

PROPERTY DESCRIPTION & LOCATION (Richards, et al (2006))

The Monterde Project is located in Guzapares Municipality in the Sierra Madre Mountains of southwestern Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 kilometers from San Rafael. The property is 70 kilometres northwest of Francisco Gold’s El Sauzal Project and 70 kilometres southeast of the past producing Ocampo Mining District. See Figures 4-1 and 4-2. The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781000 to 811000 east 3035000 to 3060000 north.

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and totals 34 mineral concessions described in Table 1 and located in Figures 4-2 and 4-3.  Kimber controlled land totals in excess of approximately 29,000 hectares.

The known zones of gold and silver mineralization with respect to concession boundaries are presented in Figures 4-2 and 7-1.

Kimber is not aware of any environmental problems or environmental liabilities that affect the property.  An environmental review was completed, on behalf of the State Government, over the district that enabled the land status to revert from forestry to mineral exploration as given in Trejo Dominguez (1999) and Diaz Nieves (1999).  It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation. There are a dozen or more unfenced open shafts, raises, open adits, and caved adits on the Carmen (Old Monterde Mine) and Carotare Deposits, which can be up to several metres in depth. The existing excavated waste material has, for the most part, been overgrown by native vegetation.

Permitting for reverse circulation and core drilling is in place to the end of 2006 for all of the active exploration areas, Carmen, Carotare and El Orito.

4.1

Monterde Concessions

The Monterde Concessions are divided into four (4) groups, all of which are owned 100% by Kimber as of August 9, 2005, the final semi annual payments having been made on that date. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 1.

Tucson
Arizona
New Mexico
El Paso
Texas
SIERRA
MADRE
OCCIDENTAL
Chihuahua
Sonora
Hermosillo
Dolores
Mulatos
Chihuahua
Ocampo
Uruachic
Monterde
El Sausal
Durango

Kimber Resources Inc.

MONTERDE PROJECT

LOCATION MAP

Figure 4 - 1

May 2006

Modified from: Hitchborn and Richards; 2001

MONTERDE CORE CONCESSIONS
see Figure 4 - 3
3,060,000 N
Ejido Areponapuchi
Ejido
ROCOROYVO
Ejido OCOVIACHI
800,000 E
"THE PROPERTY"
780,000 E
Ejido Monterde
Non-Ejido land
Ejido SAN ALONSO
Ejido Basonayvo
3,040,000 N
Ejido Culteco
Southern boundaries are very approximate.
Complementaria Basonayvo
Ejido Churo
Ampl'n. Culteco
0
2.5
5 Km
Coordinates on UTM grid, NAD 27 for Mexico, zone 12

Kimber Resources Inc.

MONTERDE PROJECT

CONCESSIONS MAP

Figure 4 - 2

May 2006

3,059,000 N
Carotare Resource Area A
13a
14
SAN FRANCISCO B-1000
Ejido OCOVIACHI
Ejido MONTERDE
13a
7
23
15
Ejido ROCOROYVO
5a
5c
24
5d
9
5b
1
3
2
16
22
4
17
21
6
12b
12a
8
11
10
20
LA FORTUNA
18
19
13a
784,000 E
791,000 E
9
Carmen Resource Area M
Veta Minitas Resource Area A
0
500
1000
Meters
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS

7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a -c - RUBIA 2,3&4
13d - RUBIA 2 FRACCION 2
13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONSESSION

14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA

MONTERDE MINERAL CONSESSION

1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 4 - 3

May 2006

4.2

El Coronel Concessions

The El Coronel Concessions consists of 11 concessions. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 1. By an exploration and option to purchase agreement dated August 14, 2001 Compania Minera El Coronel, S.A. de C.V. (“El Coronel”) granted to Minera Monterde the exclusive exploration rights and option to purchase the El Coronel concessions for the period ending August 14, 2006.  By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to reconveyance in the event of a failure to make the remaining purchase payments, the last of which, US$383,000 is due on August 14, 2006.

4.3

 Staked Concessions

The Staked Concessions consist of fourteen (14) mineral concessions that were staked for and are owned 100% by Minera Monterde. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 1.

4.4

Surface Rights

An agreement is in place, the "Ejido" agreement, with the local community with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and mine production on the concessions on the Ejido Monterde, on which all resources are located.   A similar agreement has been reached, subject to formalization, with the adjacent Ejido Ocoviachi to cover use of their lands during exploration, mine development and mine production and to cover the eventuality of any resource expansion and lands required for development purposes.  The respective ejido boundaries are shown on Figures 4.2 and 4.3.

TABLE 1

MONTERDE PROPERTY

Monterde Concessions

Concession Name	Title Number	Title Type	Nature of Ownership	Area in Hectares	Expiry Date
					(mo/day/year)
Group 1 Concessions
Monte Verde	209794	Exploitation	(B)	26.0000	08/08/2049
Los Hilos	209793	Exploitation	(B)	6.0000	08/08/2049
El Carmen	210811	Exploitation	(B)	11.0000	11/29/2049
El Carmen II	209795	Exploitation	(B)	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	Exploitation	(B)
Anexas de Guazapares	212552	Exploitation	(B)
Anexas de Guazapares	212542	Exploitation	(B)

Group 3 Concessions
Anexas de Guazapares	112692	Exploitation	(B)	90.0000	04/08/2011

Group 4 Concessions
Ampliacion Guadalupe	226011	Exploitation	(B)	59.0799	11/14/2055

El Coronel Concessions

La Bonanza	192039	Exploitation	(A)	98.2751	12/18/2041
Montaña de Oro	205334	Exploitation	(A)	183.0045	08/07/2047
La Verde	217341	Exploitation	(A)	195.0000	07/01/2052
La Flor de Oro	217342	Exploitation	(A)	148.1485	07/01/2052
San Cristóbal	217344	Exploitation	(A)	196.1159	07/01/2052
El Carmen*	217345	Exploitation	(A)	10.8835	07/01/2052
Merlin	217346	Exploitation	(A)	3.9176	07/01/2052
La Morena	217348	Exploitation	(A)	53.5533	07/01/2052
La Malinche	217347	Exploitation	(A)	248.1107	07/01/2052
Bola de Oro	216991	Exploitation	(A)	100.6203	06/04/2052
Venadito II	217349	Exploitation	(A)	167.8195	07/01/2052

Staked Concessions

Stratus	219869	Exploration	(B)	45.1100	04/24/2053
Dakota	219107	Exploration	(B)	74.2600	02/06/2053
Rubia	223447	Exploration	(B)	780.4720	01/10/2055
Rubia Fraccion 1	223448	Exploration	(B)	23.4900	01/10/2055
Rubia Fraccion 2	223449	Exploration	(B)	0.4950	01/10/2055
Los Abuelos Frac Oeste	218532	Exploration	(B)	0.9416	11/21/2052
Los Abuelos Frac Este	218533	Exploration	(B)	0.1974	11/21/2052
Rubia 2	226555	Exploration	(B)	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	Exploration	(B)	1.0214	01/26/2056
Rubia 3	226371	Exploration	(B)	15,258.0241	01/12/2056
Rubia 4	226372	Exploration	(B)	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	Exploration	(B)	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	Exploration	(B)	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	Exploration	(B)	35.2419	01/25/2056
		Total Area:		29,266.4096	hectares

Notes:
*- please note that claim #217345 (El Carmen) is a separate concession from claim
#210811 (El Carmen) under the Group 1 heading.

Nature of Ownership:
(A) Minera Monterde is the registered owner of these concessions subject to reconveyance upon failure to make the payments due in 2006.
(B) Minera Monterde is, or will be upon completion of registration, the registered owner of
100% interest these concessions.

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY (Burgoyne (2004))

5.1

Access

Access is via paved and gravel roads approximately 260 kilometres from Chihuahua City, Chihuahua State, Mexico. Travel to the Monterde Project from Chihuahua City is via state Route 16 to La Junta, turn south at La Junta to San Pedro, south from San Pedro to Creel. From Creel, take the paved Divisadero Highway to San Rafael. Through the town of San, Rafael, population 1200, travel 11 kilometres on a good gravel road to the Temoris Junction. At the junction, turn right or northwest; continue on this gravel road for approximately 20 kilometres to an old wooden sign, turn left at the sign off the main road. Travel 6 kilometres to the site.

There is excellent road access within the property, particularly in the area of defined mineral resource and its projected extensions.

The Chihuahua el Pacificio Railway completed in 1962, linking Los Mochis on the Pacific coast with Chihuahua passes through San Rafael 35 kilometers from the project.

Creel, with a population 3200, is the closest main city having a full service infrastructure base.  Creel is approximately a two and one half-hour automobile drive east-northeast from the Monterde Project.

5.2

Physiography

Elevations in the Monterde District range from 2000 metres to over 2400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. Topography, although locally steep, is quite accessible by local property roads and is amenable for year round exploration and development.

5.3

Flora and Fauna

The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine. Arbutus or madrone sp. is locally seen. Other tree species include oak, alder, and various poplars. Shrubs include manzanita, magnolias, wild rose and numerous additional plants. Two plant types of limited distribution are maguey sp. and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer. Cougars, bobcats, and ubiquitous coyote represent carnivorous animals. Reptiles include rattlesnakes, king snakes, and bull snakes and corn snakes. Lizards exist in abundance.

5.4

Climate

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, Monterde receives snow to depths of one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs may reach 0 degrees to 20 degrees Celsius, morning lows range between -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees.

The rainy season typically begins in May or June and continues until late September to October. Roads are passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms is dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental. Spring and fall are generally cool and mild.

5.5

Access Rights & Infrastructure

Kimber has made an agreement with the local community and surface land holders with respect to the right to access in respect to the undertaking of all types of exploration, development, and mining on the concessions. The writer did not note any houses or buildings over the known resource area.

Numerous annual streams are present and water supply should not be a problem. As indicated above, Creel is the main city for supply and infrastructure in the area. Between Creel and other small towns, including San Rafael, the procurement of adequate mining personnel should not present a problem.

There is a major electrical power line that was constructed in 2000, about 30 kilometres due south of the Monterde Project. This power line is apparently a major high voltage line that is being constructed east - west through Chihuahua State to service rural communities and will eventually end up on the Pacific coast of Mexico.

A modern standard gauge rail line, the Chihuahua el Pacificio Railway, is located some 30-road kilometres from the Monterde Project. This rail line links the city of Chihuahua to numerous communities through the Sierra Madre Mountains to Los Mochis on the Pacific Ocean. The railway was completed in 1962. The line, which was previously a government-owned operation, is now operated by Ferrocarril Mexicano, a private rail operator in Mexico. Rail car capacity is stated to be 120 tonnes between Los Mochis and Creel, slightly higher between Creel and Chihuahua.

6.0

HISTORY  (Burgoyne (2004))

6.1

Historic Mine Production

Historic production of gold and silver ores from the Monterde underground mine was underway during the period 1937 to 1944. Total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver. The mining cut off was 15.0 g/t gold. All of the ore produced was oxide in nature. Historic mining depths were greater than 250 metres vertical. Production was from two underground mines located on two separate shears, the Carmen and Los Hilos, separated by an east-west distance of 150 meters.

The larger of the two mines is centred on the Carmen Shear. Production was accessed from three main levels with stopes on four high-grade ore shoots. The stoped areas vary in strike length from 30 metres to over 90 metres. Down dip extent of the stopes ranges from 60 metres in the Number 2 ore body to over 250 metres in the Number 3 ore body. The average stope width was 2 metres, although drilling has encountered stopes as wide as 6 metres true width.  The smaller mine is located on the Los Hilos Shear. The Los Hilos mine was stoped along a strike length of 45 metres, no down dip extent is given. Stope widths on the Los Hilos Shear averaged 2 metres wide.

The ore was processed in a 25 ton per day mill consisting of a primary jaw crusher, secondary crusher of unknown type and a ball mill. Gold and silver were extracted through cyanidation. The recovery method of the precious metals from the cyanide solution is unknown. Based on the historic production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85 % to 90%. The historic silver recovery is estimated at 65 % to 70%.

The Monterde Mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors, not including lack of ore. The mine struggled with the difficulty of obtaining spare parts for mills, drills, hoists, and other key mining components. The absence of working capital hindered improvement and repairs of the mine and mill complex. All of the mining effort was directed at production and maintaining cash flow, resources and reserves were not replaced.  Clarence King, the operating mine manager, in 1943 estimated that one single "reserve block", the #4, located on and adjacent to the existing mine levels contained 700,000 tones grading 6 g/t gold and 75 g/t silver. This block was well below the mine's gold cut off of 15 grams per tonne gold. The estimated tonnage and grade of this block was based on sampling of the adjacent drift and stope backs and ribs and, at the time, could have been classified as an indicated resource. The block has dimensions of 85 metres dip length, 150 metres strike and 30 metres wide. This “reserve block” estimated by King does not meet current CIMM mineral resource / mineral reserve standards.

6.2

Exploration 1994 through 1999

Modern exploration of the Monterde Mine began in 1994 when Pandora Industries Inc of Vancouver, B. C, optioned the property. Pandora then formed a joint venture with Mill

City Gold Mining Corp. of Vancouver, B. C. and commenced surface exploration of the Monterde District. The joint venture mapped and sampled the area of the Carmen and Los Hilos Shears.  Reconnaissance geological mapping was conducted at a scale of 1:5000. Surface sampling included hand dug trenches over the two shear zones with sampling at 3 metre intervals perpendicular to their strike. The trench spacing was a nominal 50 metres. Minor sampling was completed underground. The results from this program were encouraging and prompted the project geologist, Mr. Harold Jones, P.Eng. to recommend a drilling program targeted at the historic underground mine. Pandora Industries spent in the order of US $ 100,000.

The joint venture was dissolved in 1996 prior to initiation of a drill program. Pandora Industries Inc. withdrew from the joint venture to pursue opportunities in Indonesia. The property lay dormant until June 1998 when Golden Treasure Explorations Inc. of Vancouver, B. C, optioned it. A summer 1998-work program, under the direction of Mr. Alan Hitchborn, B.Sc. was initiated by Golden Treasure Explorations consisting of mapping at 1:5000 and rock chip sampling. Two Brunton and chain maps were completed, one on the Carmen-Los Hilos area and the other over portions of the Las Minitas Basin target area at a scale of 1:2500.

Results of the summer program were positive and a recommendation for drilling was the outcome. By late October 1998, drilling permits were in place and the local community property owners group, the Ejido, had signed an exploration access agreement. Drill road and pad construction was started in mid-November and reverse circulation drilling commenced in early December. Approximately 760 metres of drilling in 8 drill holes were completed by Tonto Drilling, out of Hermosillo, Mexico, by mid December. Four holes were targeted at the footwall structure of the Carmen Shear Zone and four holes were directed at the Los Hilos Shear. Two of the holes drilled at Carmen did not reach the target due to poor ground conditions and an inexperienced driller. This drill program was the first drilling ever on the Monterde property.

Assay results were favourable and encouraging and a recommendation to drill additional holes was the program outcome. However, due to reasons related to market conditions, Golden Treasure Explorations did not have the financial resources to continue exploration of the property. Golden Treasure Explorations spent in the order of US $250,000.  In late summer 1999, Golden Treasure Explorations defaulted on the property option agreement with the Mexican property vendors and relinquished control of the Monterde property.

6.3

Kimber Resources Inc.

2000 - 2001 Program

Kimber Resources Inc. became interested in the Monterde property and began negotiations with the property vendors in fall 1999. An option agreement between Kimber Resources Inc. and the Mexican vendors was signed in February 2000.

Through the spring and early summer of 2000, Kimber Resources Inc. embarked on raising funds to continue the exploration and development of the property. In late summer, Atna Resources Ltd. agreed to option the property and a formal agreement between Atna Resources and Kimber Resources was signed in late October 2000. An exploration program and associated budget were agreed upon. The required drill permits were applied for and an exploration access agreement was signed with the local community or "Ejido" in the Monterde area. The drill permits were granted in early November 2000. The mobilization of a bulldozer and drill rig followed in mid November.

Drilling commenced on December 5, 2000. Work continued until the Christmas Holiday break on December 16. The program recommenced in mid-January, 2001 and continued until the first week of February. All of the above mentioned work by Kimber was under the direction of Mr. Alan Hitchborn. The drilling was directed at approximately 400 metres of strike length on the northern portion of the footwall structure of the Carmen Shear Zone, leaving 250 metres of the known mineralized structure untested.

Drill hole spacing along strike ranged from 25 metres to 75 metres. Varying depths down dip were targeted. A total of 1,862 metres in 13 drill holes were drilled. The holes ranged from 74 metres total depth to 278 metres total depth.

The total exploration funds, excluding property payments, expended to March 2001 were US $290,000 with an estimated further expenditure to 2001-year end of US$75,000 for a grand total of US $365,000 to the end of 2001.

Fall 2002 Program

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November. Layne Drilling Inc. of Hermosillo, Mexico completed the drilling. All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling. A total of twenty-four (24) holes totaling 3090 metres were drilled. All of the drilling with the exception of one hole was done on the Carmen Deposit. One drill hole was completed on the Las Minitas structure, immediately to the northwest of the Carmen deposit. The drilling, along strike, on the Carmen deposit has been extended from 400 metres to 500 metres. Twenty-one of the drill holes during 2002 intersected significant grades and widths of gold and/or silver mineralization. Trenching and sampling of the Las Minitas and El Orito target areas, located northwest of the Carmen was conducted concurrently with the drilling program. A total of 6 trenches totaling 393 meters and 353 samples at one-metre intervals were sampled and analyzed for gold and silver. Approximately 7 kg of chips were taken for each sample and analyzed under the same protocol as the RC cuttings. The results were not used in the resource calculations.

A total of CDN $605,000 was spent on the 2002 drilling and exploration program. This excluded monies spent on administrative and overhead for the Chihuahua office.

2003 Program

The spring 2003 program of reverse circulation drilling and trenching commenced in April and was complete by mid June. The fall 2003 program commenced in August and was complete by November. Layne Drilling Inc. of Hermosillo, Mexico completed the drilling. All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling. A total of fifty nine (59) holes totaling 7868 metres were drilled. All of the drilling with the exception of fifteen (15) holes was done on the Carmen Deposit. Thirteen (13) drill holes were completed on the parallel La Veta Minitas Zone, to the south of the Carmen deposit and two (2) holes on the El Orito Zone. The drilling, along strike and at depth, on the Carmen deposit, has largely been infill to confirm and upgrade the resource categorization over a strike length of 500 metres.

Trenching and sampling of the Las Minitas and El Orito Zones, located northwest of the Carmen was conducted concurrently with the drilling program. A total of 20 trenches over 2217 metres totaling 785 channel samples at two-metre intervals were sampled and analyzed for gold and silver. Drilling and trenching results from La Veta Minitas and El Oritos Zones were not used in the resource calculations for the Carmen Deposit.

A total of CDN $1.66 million was spent on the 2003 drilling and exploration program. This excluded monies spent on administrative and overhead for the Chihuahua office.

7.0

GEOLOGICAL SETTING  (Burgoyne (2005))

7.1

Regional Geology

The Monterde Property is located in the Sierra Madre Occidental mountain range ("the Sierra"). This range is northwest trending and is comprised of volcanic intrusive centres and scattered calderas and is approximately 1250 kilometres long and 250 kilometres wide. It is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform. Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence ("LVS"), approximately 1000 meters thick. The LVS lithologies are predominately andesite flows and hypabyssal porphyry intrusives. The LVS is unconformably overlain by Upper Volcanic Sequence ("UVS"), latite tuffs, which host the gold and silver mineralization at Monterde, and a thick series of rhyolitic tuffs. These units are Tertiary, possibly Oligocene in age.

7.2

Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages. The following descriptions on geology, lithology, and structure are from Hitchborn and Richards (2001) and modifications made during the 2003 program.

The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Comagmatic intrusive rocks are present and are variably altered. The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement. At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stockwork, and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles. The mapped alteration assemblages and quartz vein morphology suggests that the Carmen Deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth. Figure 7-1 presents the generalized geologic map of the Monterde District. Figure 7-2 displays geological cross sections through the Monterde District.

7.3

Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks. Figure 7-3 presents the volcanic-intrusive stratigraphy of the Monterde District. All discussion of the compositional classification of the following lithologies is limited to hand sample description.  Compositional classification is based on hand sample phenocryst mineralogy.

Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks.  Phenocryst content consists of euhedral plagioclase and well-formed hornblende phenocrysts. The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered. Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area. The rocks rarely occur completely fresh, most outcrops exhibit some propylitic alteration.

Carmen Deposit
Mineral Resource Estimate "M"
Measured and Indicated:
22.7 MT @ 0.97 g/T Au, 55 g/T Ag
Inferred:
7.4 MT @ 1.36 g/T Au, 38 g/T Ag
Note: the whole of the Carmen Deposit is anomalous in Au/Ag
N
3056000
3055000
786000
787000
788000
Pandora
Carotare
El Orito Norte
El Orito
Las Minitas
Dome Fault
Los Hilos
Carmen
Cocos
Cob
Dome
Dome 3
De Nada
Carmen Drilling - see Fig 11 - 1
Inactive gambusino working, 50m deep, with skip, reported 3g/t Au.
Prospect
Outcrop Hematite, silica, breccia
Drift in Qtz - Argillized Lithic Tuff
Initial exploration returned anomalous Au
CERRO LA MINA
LEVEL"0"
TxTL
Tbx
WLT
FTU
FTUa
Pfq
Ppb
Pq
Pfq (Ppb?)
LVSa
0
200
400
metres
NAD 27
Modified from Hitchborn and Richards, 2001
LEGEND
Pre-Mineralization Pyroclastics, Flows and Dikes
Upper Cretaceous to Lower Tertiary
OBS
Obsidian dikes (Obs), fresh, no hydrothermal alteration.
WLT
Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU / FTUa
Non-welded fragmental tuffs(FTU) and associated flow-banded dikes(FTUa) that in outcrop grade into each other.
Tbx
Coarse grained tuff breccia, andesitic fragments range in size from 2.5cm to 2m.
TxTL
Fine-grained crystal lithic tuff, white to light grey, slightly to moderately welded.
Pfq
Ppb
Pq
Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass, and plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts.Outcrop occurrence is as small plugs and dikes.
LVSa
Lower Volcanic Sequence (LVS), porphyritic andesite, with plagioclace phenocrysts, propylitic alteration
Alteration
Phyllic, argillic, quartz vein stockwork.
Area of anomalous Au & Ag
Hematite, silica breccia
Structure
Shear/Fault
Roads, unimproved
Contours, metres asl
Cross-section
Adit and old workings
Drill Hole (Reverse Circulation)

Kimber Resources Inc.

MONTERDE PROJECT

MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION

FIGURE 7-1

May 2006

WLT
WLT
WLT
Tbx
Tbx
Tbx
Ppb
TxTL
TxTL
TxTL
Carmen Splay Shears
Carmen Shear Zone

LEGEND

Pre-Mineralization Pyroclastics, Flows

- **WLT** — Eutaxitic textured welded tuff, minor andesitic lithic fragments.
- **Tbx** — Coarse grained tuff breccia, and andesitic fragments which range in size from 2.5cm to 2m.
- **TxTL** — Crystal lithic tuff, slightly to moderately welded, with lithic fragments generally smaller than 2.5cm in diameter.

Pre-Mineralization Intrusives

- **Ppb Pfq** — Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts, and feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass. Outcrop occurrence is as small plugs and dikes.

Alteration

- Silicification

Structure

- Shear / Fault, arrow denotes relative movement
- Fracture

- Tunnel

KIMBER RESOURCES Inc.
MONTERDE PROJECT
CROSS SECTION 48 GEOLOGY JB ENGINEERING Ltd.
FIGURE 7-2
September 2005

OBS OBSIDIAN DIKES
WLT
WELDED LITHIC TUFF
Au Ag
Au Ag
PQ
FLOW DOME
AND DIKES
FTU FRAGMENTAL TUFF / "TUFFISITE" DIKE
Au Ag
TBX
BRECCIA TUFF
Au Ag
TBX
BRECCIA PIPE ?
Au Ag
Au Ag
TXTL
CRYSTAL
LITHIC
TUFF
TXTL
Au Ag
?
?
TXTL
PPB
Au Ag
Au Ag
AND
"ANDESITE" FLOWS AND PYROCLASTICS
AND
AND
"UPPER VOLCANICS"
"LOWER VOLCANICS"
Upper Cretaceous to Lower Tertiary
FTUA
"TUFFISITE" AND FLOW BANDED RADIAL DYKES
Au Ag
PPB
PORPHYRITIC PLAGIOCLASE BIOTITE
"LATITE" PLUGS

Kimber Resources Inc.

MONTERDE PROJECT

Stratigraphic Column

Figure 7-3

September 2005

A.D.H. Feb 2005

Supergene argillization is present in some outcrops. Supergene argillic alteration is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event. Sparse quartz veins are also noted in some areas. No sampling has been conducted on these exposures.

Tuffaceous Rocks - TxTL, Tbx, FTU, FTUa, WLT

Overlying the basement andesite is a series of three tuffaceous lithologies. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable. Measured dips on the tuffs are gentle, 5 to 10 degrees southeast. This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (TxTL). The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies. Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite. In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained. Where welding is more pronounced, the groundmass exhibits eutaxitic texture. The andesitic lithic component of this unit is deemed fine-grained. Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

The next unit in the tuff series is a coarse grained lithic tuff (Tbx). The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit. The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres. At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of agglomerate. The coarse grained lithic tuff has the same phenocryst composition as the fine grained lower tuff unit and would be termed a latite on this basis. The degree of welding present is mostly moderate to slight.

Overlying and intruding the Tbx are non-welded fragmental tuffs and associated flow banded dykes (FTU). The flow banded dykes are seen in outcrop to grade into the fragmental tuffaceous rocks (FTUa). The fragmental unit is tan to white. Phenocryst content suggests a latite composition.

Capping the coarse grained lithic tuff is a welded tuff (WLT) that displays distinct eutaxitic textures. This unit has the same phenocryst composition as the two underlying tuff units. Minor andesite lithics are present in the unit.

Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization – Pfq, Ppb

Outcrop of pre-mineralization feldspar quartz porphyry (Pfq) intrusive is present west and northwest of the Carmen Deposit. This lithology occurs as plugs and dikes intruding the tuffaceous lithologies. Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite. The groundmass is aphanitic. Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

Plagioclase biotite intrusive (Ppb) crops out northeast of the Carmen deposit. The phenocrysts mineralogy is predominately plagioclase and biotite with sparse quartz phenocrysts. Outcrop occurrence is as small plugs and dykes. This intrusive phase is interpreted as comagmatic with the tuffaceous rocks.

The pre-mineralization intrusives are variably altered. The most notable alteration style is hematization of the groundmass. Sericite (?) is seen to replace plagioclase phenocrysts on occasion. In drill holes, these rocks are pervasively altered showing quartz vein stockworks, intense argillic alteration, extensive iron oxides and host gold and silver values.

Flow Dome Complex, Post-mineralization – Pq, Obs

This category of lithologies includes two distinct but probably related intrusive phases. Both phases are fresh and exhibit no hydrothermal alteration. Deuteric alteration is present in some localities. The intrusive rocks included in this category consist of pink flow-banded very fine grained domal rocks (Pq), and obsidian dykes (Obs). No paragenetic sequence of emplacement is implied in the following discussion on the two intrusive phases noted above. Mapped exposures of the pink, flow banded, very fine-grained domal rocks and associated obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen Deposit. Outcrop of the domal rocks is present on the small hill northwest of the Carmen deposit. Exposures sometimes exhibit a vitrophyric margin and base where the domal rocks are extruded and contact the underlying tuffs as a flow. The obsidian dikes are interpreted as apophysis from the main domal body. The phenocryst mineralogy is primarily quartz and sanidine. This assemblage would suggest a rhyolite classification for these rocks.

These rocks are plainly post mineralization as the contact with the underlying tuffs is marked by a weathered horizon consisting of earthy hematite with occasional specularite.

7.4

Structure

The controls on mineralization of the Carmen Deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range. The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields. The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde District is located at a structural intersection. Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast. These features have been ‘ground truthed’ via mapping at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings. The Landsat image is too large to be included in this report. It is retained in the Kimber Resources office.

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localisation of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

8.0

DEPOSIT TYPE (Burgoyne (2004))

Based on the host lithologies and mapped alteration assemblages, the Monterde Property is classified as a low sulphidation, volcanic hosted, epithermal gold - silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy luster, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the Carmen Deposit should have greater than 500 metres of down dip extent.

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex, which is localized at the intersection of two major structural zones. One zone strikes northwest, which reflects the regional structural control of the underlying Sierra Madre Occidental Mountains. Relative movement on the northwest striking structure is right lateral. The other structural zone is an antithetic structure striking northeast. Relative movement on the northeast striking zone is interpreted as left lateral. North and west striking normal faults add to the structural regime. Gold and silver mineralization is present on at least three different structural orientations.

A series of three intermediate tuffaceous lithologies are the hosts for gold and silver mineralization. The tuffs are slightly to well welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stockworks, phyllic alteration and iron oxides. Within the alteration assemblages noted, gold and silver is disseminated and stockwork hosted. Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system. The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres. The oxidation levels are confirmed by drill holes. On strike over 2,000 metres of favourably altered structure remains to be explored.

Compilation of all the available data on the Carmen Deposit by Hitchborn and Richards (2001) suggests that gold mineralization above 0.10 grams per tonne is a mappable unit. This conclusion was confirmed by the later drilling programs to 2006.

9.0

MINERALIZATION & ALTERATION (Burgoyne (2004))

The mapped alteration styles of the Monterde area characterize it as a low sulphidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event. The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays. The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stockwork alteration assemblage.

The following discussion is based on hand sample petrology (Hitchborn and Richards 2001). The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulphidation, epithermal gold-silver districts.

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Las Minitas Shear Zones. Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies. Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents. Propylitic alteration does not host gold and silver mineralization.

Two areas of silica replacement are mapped in the Carmen Shear Zone. These exposures are typically white to very light grey, forming resistant, cliff-like outcrop. Silica replacement is not gold-silver bearing.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones.  This style of phyllic alteration, which manifests as sericite replacement of phenocrystic plagioclase, may be related to the lead-zinc mineralization. Phyllic alteration also occurs as cross cutting, fracture controlled coatings of mixed sericite-illite(?). This implies that two separate phyllic events are present. Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling. These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is noted as fracture fillings, stains, and disseminated. Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite. Hematite is defined as dark red stain or coating on rock surfaces and pervasive, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides. Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low. Gold is not associated with massive (i.e. not brecciated) silicification.

No visible gold is seen and there is no known placer associated with the Monterde District. Gold is believed to be found in micron sized particles.

10.0

EXPLORATION (Richards, et al 2006)

Field operations were planned and supervised by Alan Hitchborn, then V.P. Development of Kimber.

Past exploration work, including programs completed by Kimber, 2000-2005, Golden Treasure, 1998 & 1999, and prior programs carried out by others are covered in detail in the History Section of the Burgoyne (2005) report and published on www.sedar.com.

The exploration program, carried out by Kimber Resources on Monterde since the last report (Burgoyne, November 2005), has included reverse circulation drilling and core drilling on the Carmen Deposit and Carotare areas. The location of the various deposits and exploration grids along with geology and alteration is illustrated in Figure 7-1. Geology, mineralization and alteration are reported in detail in Burgoyne (September, 2005).  The drill hole location plan for Carmen is illustrated on Figure 11-1.

Sections 10.0 and 11.0 must be read together for a full understanding of the drilling results.

From 1998 through February 2006 a total of 407 reverse circulation drill holes over 75,536 metres have been drilled on the Monterde property.  Since 2004, drilling has been on a more or less continuous basis.  Currently two reverse circulation and one core drill are working on the property.   A detailed discussion on the property wide exploration is given in Burgoyne (2005). The breakdown of drilling on all deposits by both drilling types is given in TABLE 2.

The drilling method and interpretation of the drilling results is discussed below in Section 11.0, Drilling.  Core drilling (HQ and PQ diameter) for geological, metallurgical sampling and recovery study purposes on the Carmen and Carotare deposits was initiated in 2004 and continues.

11.0

DRILLING

11.1 Reverse Circulation

All drilling data included in Resource Estimate M has been by reverse circulation (RC), a percussion drilling method.  In this type of drilling, the rock is broken into small pieces by a mechanical hammer and the chips are removed from the hole, increasing the depth.  In most modern exploration drilling, the hammer is at the bottom of the drill string (down-hole hammer), just behind the bit and is powered by compressed air.  The exhaust air from the hammer is used to blow the cuttings to surface.  In contacting the drill hole wall, the chips may be contaminated by the wall rocks, so in RC drilling a double-walled drill tube is utilized.  The compressed air is blown down the annulus between the two tubes, and after energizing the hammer it returns to surface with the cuttings via the larger central tube, thereby preventing contact and contamination with the wall rock.  At surface, the cuttings coming from the centre tube are diverted to the sampling equipment.  A portion of the exhaust air and hence sample is allowed to blow up the outside of the drill string to remove wall rock fragments that fall into the hole as well as water entering the hole from fractures in the formations.  RC drill holes are cased for approximately 2 meters, with a 150 mm steel casing pushed into a 150 mm hole drilled by an outside casing bit.  A “casing bowl” is placed on the top of the casing.  It includes a rubber-gasket that seals the outside of the drill pipe “T” with a valve to allow the control of the volume of material blowing up the outside of the drill pipe.

RC holes are started dry, but normally are completed “wet” when moisture in the ground near the water table causes the cuttings to cake.  At this point a small amount of water is injected with the air to ensure sufficient fluid flow such that the cuttings do not stick to the drill pipe or sampling appliances.  With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer’s efficiency and greatly slow production.  With depth, a significant portion of the drilling equipment’s power is directed at removing water from the hole.  At Monterde it is necessary to provide an extra compressor to double the air available, and a booster compressor to increase the pressure.  With this equipment, holes have been satisfactorily completed to 300 meter depth, the limit of drills employed, to lift the pipe from the hole.

Two types of drill bit are used in RC work.  The older, more conventional style has the exhaust air from the down-hole hammer blowing out the face of the bit and up groves in the sides to a “cross-over interchange” immediately behind the hammer, where it enters the centre tube.  This style of bit usually produces chips less than 3 mm across.  The newer bit style, called the “face discharge bit” has two approximately 25 mm return holes in the face in addition to the smaller exhaust holes from which the air comes from the hammer.  The air and cuttings, up to 10 to 15 mm in diameter are swept into these return holes and up into the centre tube, hence the name “face-discharge”.  While the larger chips are very popular with geologists studying them, chip size has implications in sample (assay) accuracy.  With the exception of holes MTR-43, 44, and 45, where equipment problems forced the use of the face-discharge bit, the conventional style bit was used, Bit sizes range from 120 to 133 mm.

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs. To minimise drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 metres long versus a truck mounted rig length of 20 metres or so.  The compressor capacity of the drill rigs was rated at 750 cfm/350psi for one and at 900 cfm/350psi for the other.  A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal accuracy of generally better than 20 cm and a vertical accuracy better than 20 cm. Drill hole deviation was measured by a gyroscope-based unit manufactured by Silver State Surveys Inc. The precision of this type of instrument is 0.1° in azimuth and dip. Field accuracy is probably ± 1-2°.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

The drilling on the Carmen deposit since Estimate L was directed at infill drilling on previously defined zones to approximately 25m spacing, and extension of the drilling pattern to the south to test the southern limits of the deposit.

TABLE 2

MONTERDE PROPERTY - DRILLING ON ALL DEPOSITS

Type of Drilling	Reverse Circulation		Core
Area	Holes	Total Depth	Holes	Total Depth
Carmen	344	66295	59	12,239.30
Carotate	28	4582	3	534.85
Las Minitas	24	3407
El Orito	7	712
De Nada	2	420
Other	2	120
Totals	407	75,536	62	12,774.15

The entire assay data from all RC holes drilled (assays received to February 15 2006) on the Carmen Deposit was incorporated into Estimate M.  Basic investigative statistics, including gold and silver grade histograms, probability plots, and sample quality control and quality assurance statistical analysis have been gathered. See Sections 12 to 14.

The drill-hole collar data are listed in Appendix 1; with details on drill hole locations, lengths, azimuths, dips, and collar elevations presented.

The plan location of the drill holes and Cross Sections are illustrated on Figure 11-1.

The bulk of RC drill holes on the Carmen deposit have been drilled generally on a 225 degrees azimuth to cut the generally 315 degree trend of the Carmen and associated structures.  A second series of RC holes, the Dome Fault series are oriented on azimuth 160 degrees to test mineralized bodies on the various Dome Fault and parallel structures.

In addition to the mineral sampling RC holes, 8 vertical RC holes numbered WEX-1 to 8 were drilled for water exploration, to locate sources of water for a community well and for hydrogeological purposes.  Four of these wells have piezometers installed for ongoing monitoring.  Two of the WEX series, 5 and 8 intercepted interesting mineralization and were assayed.  As the resource outline has extended out to, and past their location, they are now included in the resource estimate, and the exploration hole count above.

11.2

Core Drilling

Core drilling (HQ diameter) was completed for bulk density measurements, geological, metallurgical sampling and recovery study purposes, and geotechnical studies.  A total of 30 drill holes (MTC series) totalling 7,304 metres were completed as of this report, 13 since the last report on Estimate L, for a total of 53 drill holes totalling 11,048 metres.  In addition to the MTC series, drilled for geological and metallurgical purposes, three additional holes were drilled in the MTG series, for geotechnical purposes.  The core drill locations and lengths are given in Appendix 1.    The core drill assay database at the time of this estimate included assays up to hole MTC 25, an increase of only two more holes.  From sample variance theory, see the  discussion in the Estimate I report (Hitchborn and Richards, 2003, pp.23-25), and experience, both elsewhere and on the Monterde project, we regard the core drill sampling to be an inferior representation of the material sampled, and for that reason, the core samples are not used in the resource estimation process.  Burgoyne (Burgoyne, September 2005, pp.29-30) supports this conclusion with an analysis that shows that the core sampling agrees with the RC in the location of mineralization and the silver grade, but underestimates the gold grade by about 14%.  Also, see Figures 14-4 and 14-5 for the precision of the core and RC samples respectively.

A further 7 core holes totalling 1,471.7 metres have been drilled for geotechnical purposes, 3 in January 2006.

Modified From Hitchborn and Richards, 2001
Section 53
Section 52
Section 51
Section 50
Section 49
Section 48
Section 47
Section 46
Section 45
Section 44
Section 43
Section 42
Section 41
Section 40
Section 39
Section 38
Section 37
Section 36
Section 35
Section 34
Section 33
Section 32
Section 31
Section 30
Section 29
Section 28
Section 27
Section 26
Section 25
Section 24
Carmen Sections
Mina Arriba
Mina Baja
Level 3
Level 0
Level 1
metres
0 25m 50m 75m

LEGEND

Drill Hole Projection

Adit

Level 0

Shaft / Winze

Section 42

Cross section trace

Kimber Resources Inc.

MONTERDE PROJECT

DRILL HOLE AND CROSS SECTION LOCATION MAP CARMEN DEPOSIT

Figure 11-1

May 2006

12.0

SAMPLING METHOD AND APPROACH

Sampling of many different types and generations are presented in this report. Sampling data includes historic underground sampling conducted by the mine operators, 1990's sampling of the surface and underground, and drill samples. As noted previously, five separate periods of reverse circulation drilling during 1998, 2000-2001, 2002, 2003 and 2004-05 have been completed on the property.

This resource estimate on the Carmen deposit, like all previous estimates, was prepared from the entire RC drill database available at the time of the estimate, 33,148 assays from 344 drill holes.  No other assay data was used.

12.1

Sampling - Underground, The Historic Monterde Mine, 1937 to 1943

Data from the operating period of the historic mine is limited but believed to be accurate. 1940's vintage assay maps post drift sampling data for two areas located in the lower portions of the mine. The drift sample maps are archived in the Kimber office. As well, a longitudinal section map of the mine dated 1941 posts the stope data consisting of grade and tonnes mined. Stopes in the context of sampling are merely ‘bulk samples’. No comment can be made on the sample method and preparation of samples from the historical mining period. No historic data was used in this Resource Estimation presented in this report.

12.2

Sampling - Surface and Underground, Pandora Industries Inc, 1994 to 1995

Modern sampling of the property began in 1994 by Pandora Industries under the supervision of Mr. Harold Jones, P. Eng. Pandora excavated hand dug trenches over the surface of the Monterde Mine, on a nominal 100 metres with 50 metre spacing on the northern portion of the mine. Sample length was three metres. Pandora also did limited amounts of rock chip sampling, limited underground sampling and soil sampling. No comment can be made on sampling protocol, assay procedure or sample security of this generation of samples. None of this data was used in the Resource Estimation presented in this report.

12.3

Sampling - Surface and Drilling by Golden Treasure Explorations Inc., 1998

Data collected by Golden Treasure Explorations in 1998 consisted of rock chip sampling and drill samples. Golden Treasure Explorations collected 205 rock chip samples. The rock chip samples were collected as representative samples from outcrops. No selective sampling was conducted. These samples were collected in 10 inch by 17-inch cloth sample bags. This data was not used in the resource estimation presented in this report.

The drilling conducted by Golden Treasure Explorations was reverse circulation. The work was done under the direction of Mr. Alan Hitchborn now Vice President, Development of Kimber Resources Inc. The data obtained from this drilling program was used in the resource estimate presented in this report. The bit type was conventional. A track rig was utilized with a compressor rated at 750-cfm / 350 pounds per square inch. All holes drilled were angle holes. Care was taken during the drilling process to insure a clean sample was obtained. At pipe joint changes, when drilling dry or wet, the sample collection did not start until the driller had blown out the hole from just off the bottom. This is done to clean the hole of material that falls back down to the bottom of the hole while changing pipes or whenever drilling stops. While drilling dry, samples first entered a cyclone, then were collected from a tiered Jones splitter and placed in a 10 inch by 17 inch cloth bag. The sample split from the Jones splitter was approximately a 1/8 split.

Wet drilling sample collection was much different. The sample first went into a cyclone, followed by a rotating wet splitter. From the wet splitter, samples were collected in 20 litre plastic buckets. Again, the sample split from the rotating wet splitter was approximately a 1/8 split. If water flow from the wet splitter resulted in sample overflow, 20 litre buckets were used as needed to prevent overflow. The resulting sample buckets were then split in a Gilson splitter.

Care was taken to wash with water all sample equipment prior to the collection of the next sample.  As always, sample collection after a drilling interruption did not begin until the driller had blown the hole clean. Sampling interval was 2 metres. The samples collected in the 10 inch by 17 inch bags were put into ‘rice bags’ and secured with a ‘zap strap’.

Golden Treasure Explorations drilled eight holes, MTR-01 through MTR-08.

12.4

Sampling - Drilling by Kimber Resources Inc., 2000 –2001, 2002- 2005

Kimber Resources Inc., acting as contractor to Atna Resources Ltd., drilled thirteen holes during December 2000 and January 2001. Drill holes MTR-09 through MTR-21 were drilled in this program. Drilling was done by Layne Drilling Inc. of Hermosillo, Mexico. Figure 11-1 shows the drill hole locations.

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November. The 2002 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico. All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling. Drill holes MTR- 22 through MTR-45 for twenty-four (24) holes totaling 3090 metres were drilled. All of the drilling with the exception of one hole was done on the Carmen Deposit. One drill hole was completed on the Las Minitas structure, immediately to the northwest of the Carmen deposit. The drilling length of the Carmen deposit was extended from 400 metres to 500 metres during this program. Twenty-one of the drill holes intersected significant grades and widths of gold and/or silver mineralization. The sample interval was 2 metres.

The 2003 program of reverse circulation drilling and trenching commenced in April and was complete by November; the program was broken into a spring and fall drilling programs with a break during July and August. The 2003 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico. Again all drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling. Drill holes MTR- 46 through MTR 85, EOR-01 through EOR-02, and LMR-01 through LMR-16 for (59) holes totaling 7868 metres were drilled. The LMR and EOR drill holes were done on La Veta Minitas and El Orito Zones, respectively. The sample interval was 2 metres.

The drilling, by Layne Drilling, was conducted with a reverse circulation rig. To minimize drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 metres long versus a truck mounted rig length of 20 metres or so. The compressor capacity of the drill rig was rated at 750 cubic feet per minute / 350 pounds per square inch. A booster was on site and used on an as needed basis when increased water inflow hampered the efficiency of the hammer. Two styles of drill bits were utilized. Depending on down the hole conditions, a face return bit was used in areas of relatively unbroken ground, while in areas of broken ground or increased water inflow, a conventional bit was used. The conventional bit utilizes an interchange sample return system.

The drill bit diameter varied from 4.75 inches to 5.25 inches.

The drill hole collars were surveyed using a differential global positioning method. As the holes are still open, and in very good condition, down hole surveys for dip and azimuth were completed on most of the 2003 drill holes.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

A series of sample duplicates, blanks, and reference samples served as quality assurance and quality control. Samples were collected on a 2-metre sample interval. The samples were prepped in Chihuahua City for the 2000-2001 program and in Hermosillo for the 2002 to 2005 programs by Chemex Labs and shipped to Chemex Labs in Vancouver for analyses. Assays for gold were fire assayed with an atomic absorption finish. Silver assays were by aqua regia digestion with an atomic absorption finish during the 2000-2001 program and by four acid digestion (hydrochloric, nitric, perchloric and hydrofluoric) during the 2002 and 2003 programs.

Note Section 13.0.

The drill rig sampling protocol during the Kimber drill programs was essentially the same protocol described previously for the Golden Treasure Explorations drill program. An important exception was the initiation of a comprehensive quality assurance and quality control program by Kimber consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory subsampling protocol. The quality assurance - quality control program is presented in Section 14.0.

13.0

SAMPLE PREPARATION, ANALYSES & SECURITY (Richards, et al, (2006))

13.1

Sample Preparation & Analyses

No employees, officers, directors or associates of Kimber are involved in sample preparation.

The sample preparation and assay protocols described below are ongoing, and have been substantially the same since work at Monterde was begun by Kimber.  An industry standard protocol was used on the first 8 RC holes drilled on the property by the previous operator.

Reverse circulation drill samples from the Monterde Project shipped to ALS Chemex Preparation Laboratory are dried if needed, then weighed.  The entire sample is then crushed to 90%, passing 2 millimetres or 10 mesh.  A 2000-gram sub sample is riffle split from the original sample for pulp preparation.  The 2000-gram sub-sample is then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill.  An approximately 160 gram shipping sub-sample is split from the 2000-gram sample and shipped to the ALS Chemex laboratory in North Vancouver for assay.  Crusher and Pulp reject is saved and stored in the Kimber warehouse in Chihuahua.

The shipping sample is rolled 50 times at the assay laboratory before the assay sub-sample is picked out.  Gold assay is of a 50-gram sub-sample by fire assay, atomic absorption finish. Gold over limits, (greater than 10 grams per tonne), are re-assayed by fire assay, gravimetric finish.  Silver is assayed by four-acid digestion method, atomic absorption finish, with over limits (>1000g/T) re-assayed by fire assay, gravimetric finish.

13.2

Site Security and Chain of Custody

Care is taken at the drill that the samples are always within sight of the drill geologist.  At camp, the samples are placed in a locked room prior to pickup.  Kimber personnel or ALS Chemex staff or a contractor transported the samples to the ALS Chemex preparation laboratory.

14.0

DATA VERIFICATION  (Richards, et al (2006))

14.1

Introduction

Historically in 1998 Golden Treasure Explorations had essentially no data verification scheme in place other than assay duplicates, as was customary at that time.  The duplicate results were satisfactory.

Kimber Resources Inc. monitors the quality of the reverse circulation drilling analytical database through a Quality Control/Quality Assurance program instituted by Mr. J.B. Richards, P.Eng., the company’s internal Qualified Person (QP), at the initial project planning stage prior to Kimber’s first drilling program, and continued with minor variations for all subsequent drilling programs.  The system has been reviewed by external QPs on numerous occasions, see Burgoyne, 2003, 2004 and 2005, and been found satisfactory.  Approximately 12% of the assay database is taken up by QA/QC assays, check assays and re-assays.

14.2

Quality Control and Quality Assurance Program

Introduction

Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks. Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream; field duplicates indicate relative accuracy of the sampling and assaying processes.

 Field Blanks

A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver.  It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank used was RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized.  It had the advantage of being of the same geologic matrix as the production samples, but the disadvantage of not having been previously blended and assayed.  The sample blanks included in the assay stream did not return uniformly zero results, but they did serve the purpose for which they were intended: namely to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying.  The 945 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory. Only one sample following an “ore grade” sample has shown elevated grades that could suggest possible contamination from the preceding sample.  Occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken has cut weak stringers of mineralization, or that very occasionally tags from the blanks occasionally get swapped with tags from the normal sample stream.  The field blanks are blind to the preparation and assay laboratory.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no systematic contamination of the samples.  The data is illustrated in Figure 14-1, below.

FIGURE 14-1 FIELD BLANK ASSAYS

Reference Samples

A reference sample is mineralized material that has been previously assayed that is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for irregularities within the assay laboratory.  They are introduced into the sample stream at the preparation laboratory as a shipping pulp.  The reference samples are designed to be blind to the assay laboratory.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 grams per tonne gold and 119 grams per tonne silver (K02LA), and a moderate grade containing 6.2 grams per tonne gold and 212 grams per tonne silver (K02MB). CDN Labs of Vancouver prepared the two mineralized standards from the 2000 program drill cuttings from Monterde. The grades were determined by “round Robin” analyses of ten samples sent to each of six Canadian assay laboratories for a total of sixty assays for gold and silver for each standard.  Two reference samples were produced in 2004 on the exhaustion of the 2002 standards.  The were marked K04LC and K04MD and were again low and intermediate grades, 0.5g/T gold, 80.9g/T silver and 7.5g/T gold and 269g/T silver respectively.  The results of the standards assays are depicted below in Figures 14-2 and 14-3, sorted by assay certificate number. The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report for Carmen Deposit, (Cukor et al, 2004).  Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done.  There are 374 low standards and 337 moderate standards in the database.

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES

K02LA
K04LC
160
120
80
0.8
0.6
0.4
Ag, ppM
Au, ppM
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20060423
JB ENGINEERING Ltd

FIGURE 14-2  SILVER & GOLD ASSAYS OF LOW GRADE REFERENCE SAMPLES

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES
K02MB
K04MD
Ag, ppM
Au, ppM
350
250
150
9.0
7.0
5.0
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20060423
JB ENGINEERING Ltd

FIGURE 14-3  SILVER & GOLD ASSAYS OF MODERATE GRADE REFERENCE SAMPLES

Sample Duplicates

Sample duplicates are pairs of identical samples taken at the source.  In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample.  If, as is usually the case, 1/8th splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate. Sample duplicates are normally taken at random intervals at about 1 in 20 samples.  The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample.  Sample duplicates are useful in measuring the precision of the entire sampling/assaying process.

There are a total of 1,743 sample duplicates in the Carmen Deposit database.    The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in Figures 14-4 & 14-5 below, the Precision Charts, for gold and silver respectively. For information purposes, the duplicate analysis from the HQ core is included on the plots although the data was not used in the resource estimate.  The elements of the precision calculations on the precision charts are derived from the slope and y-intercept of the Thompson-Howarth Duplicate Analysis plots following, Figures 14-6 & 14-7, which relate the mean of duplicate assays to the difference between duplicate assays.

FIGURE 14-4 THOMPSON-HOWARTH PLOT, PRECISION OF GOLD ASSAYS

FIGURE 14-5 THOMPSON-HOWARTH PLOT, PRECISION OF SILVER ASSAYS

THOMPSON-HOWARTH PLOT
DUPLICATE ANALYSIS
GOLD in ESTIMATE M DATABASE
Difference Between Results, g/T
Mean of Duplicate Results, g/T Au
0.000
0.200
0.400
0.600
0.800
1.000
1.200
0.000
2.000
4000
6.000
8.000
10.000
12.000
14.000
16.000
y = 0.074876x + 0.014489
R² = 0.891036
So = 0.014489g/T
K = 0.074876

FIGURE 14-6 THOMPSON-HOWARTH PLOT, DUPLICATE ANALYSIS, GOLD

FIGURE 14-7 THOMPSON-HOWARTH PLOT, DUPLICATE ANALYSIS, SILVER

14.3

Check Assays

No check assays have been done since those previously reported, (Cukor et al. 2004 pp 42 to 45, Burgoyne, November 2005, p 27), however, based on standards, duplicate and the laboratory’s QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

14.4

Smearing

An ongoing topic of discussion relating to RC drilling and sampling is the issue of “smearing” or “tailing-off”.  Both expressions refer to the same potential problem, that of material from higher grade and especially high-grade samples spreading into following samples by poor sampling or drilling practice.  It is very hard if not impossible to prove that smearing is not happening.  In a deposit with great variation in grade, in broad mineralized zones, low grade intervals must follow higher grade to some unknowable proportion.  However, the circumstances at Monterde suggest that smearing should not be an issue.  The primary reason is that good drilling and sampling practices are employed and secondarily, there is no coarse free gold on the property that could be expected to fall down the hole, from one sampling interval into another against the tremendous blast of air that passes up the annulus, cleaning the hole.

The assay database has been examined for instances of higher grade (>3g/t) gold being followed by a sample at 1/10th the grade or less.  142 examples were found, with high to low ratios up to 126:1, and sample ages ranging over the entirety of the Kimber drilling programs and also including most of the highest grades on the property.  We draw the inference that if smearing does occur, it is not routine.

15.0

ADJACENT PROPERTIES (from Richards, et al(2006))

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico.  Within a 300 kilometre length of the belt there are five gold-silver projects in production, or in or near feasibility status. In the north, about 150 kilometres south of the U.S. border, is the Dolores gold-silver property of Minefinders Corporation Ltd. Construction is underway of an 18,000 tonne per day open pit and heap leach operation to mine 1.95M oz. Au and 104M oz. Ag (Proven and Probable Reserves). To the south west of Dolores, is the Mulatos gold mine of Alamos Minerals Ltd. Initial production is at a 14,000 ton per day rate, and 25,000 oz. Au were recovered during the first quarter of 2006, with total production for 2006 slated between 140,000 and 155,000 oz. Au. Between Mulatos and Kimber’s Monterde property lies Gammon Lake Resources Inc.’s Ocampo project, an open pit and underground operation that also recently has reached production. Some 60 kilometres directly south of Monterde is the El Sauzal mine which produced almost over 191,000 oz. Au in 2005 and is projected to produce in excess of 215,000 oz. Au in 2006. Some 42 km to the southwest of Monterde, Palmarejo Gold Corp’s Palmarejo-Trogan is in exploration stage with seven drills on the property; prefeasibility work is underway.

A schematic map showing the locations of these five advanced properties in the northern Sierra Madre Gold Belt can be seen on the Kimber web site www.kimberresources.com.

Disclaimer (as per NI 43-101.F1): The information above is provided from News Releases by other parties, and has not been verified by Kimber Resources Inc. , and from a brochure published on "Sierra Madre Gold-Silver Belt" (2001) by Minefinders Corporation, National Gold Corporation, Golden Goliath Resources Ltd., Kimber Resources Inc., and Gammon Lake Resources Inc.  The information on adjacent properties is not necessarily indicative of the mineralization on the Monterde Property.

16.0

MINERAL PROCESSING & METALLURGICAL TESTING (From Richards, et al (2006))

16.1

Historic

Historically the Monterde mine (now part of Carmen Deposit) recovery, from cyanide vat leaching, ranged from 85 to 90% gold and 65 to 70% silver.

There has only been limited reported metallurgical testing of the Monterde gold-silver bearing mineralization.   In 1995 Minera Sonoro S.A. de C.V completed two cyanide column leach tests and in 2000 Atna Explorations completed eight cyanide bottle roll tests.

The work by Minera Sonoro S.A. de C.V., a consulting company, between September 1995 and February 1996 (Minera Sonoro, 1996) gave gold recovery on minus 4-inch surface trench material from the Carmen Shear Zone over the surface projection of the historic Monterde mine.  Two samples gave a 58% recovery on a head grade of 2.11 g/t gold and 81% recovery on a head grade of 0.93 g/t gold.  Silver recovery was 8% and 42% on head grades of 84.9 and 32.8 g/t silver, respectively. The lime consumption varied from 5.7 to 9.1 kg/tonne and cyanide consumption from 0.74 to 1.35 kg/tonne. The first sample, with the lower gold and silver recoveries, was reported to need more lime and had a too low of a pH; the first sample results are therefore probably not representative. The first column was run for 62 days and the second for 32 days. The information is considered relevant but the report is not signed nor authored although the results are printed on the company letterhead.  It also appears that Minera Sonoro supervised the extensive analyses themselves and used American Assay laboratories and Geoquimica de Mexico, S.A. for analyses.  Clearly the study was remiss in that only minus 4-inch mineralization gold and silver recovery rates were tested; further study should have been done to compare these recoveries, to say, minus 1/2 inch mineralization.

Atna’s eight bottle roll tests from the Carmen Deposit, done by the BC Research Council (Vos, 2001), were based on gold cyanide recoveries over a 24 hour basis as opposed to the standard 72 hour time frame. The samples were from drill cutting rejects obtained during the Kimber drilling program. Apparently the pH and cyanide contents were not properly monitored; nevertheless the gold recoveries varied from 68.5 to 90.5%, with most in the 80 -90% ranges.  The lime consumption varied from 6.19 to 10.19 kg/tonne and cyanide consumption varied from 0.66 to 1.56 kg/tonne. The recovery values for silver are neither meaningful nor satisfactory, as there were no proper silver head grade analyses.

16.2

Kimber Resources Inc. Work

During 2003 Kimber completed a gold and silver cyanide (cyanide assays) recovery test program on 150 gold and silver bearing samples from rejects of 11 drill holes over the length and depth of the Carmen deposit. The objective of the test-work was to determine if there is some mappable variation in silver recovery that should be considered in sample site selection in ongoing metallurgical work.  Note Richards (2003).

The program consisted of 24 hour cyanide assays of RC cuttings previously assayed by the normal assay protocol. The cyanide assays were done by the protocol below on existing pulps. All pulp reduction was done by splitting. All pulps were rolled before the assay aliquot was taken and analyzed as per the following:

•

Au-AA13, (Chemex analyses code): 100g of pulverized sample, 1:3 solid to solution ratio, 0.3% CN, 24 hour open bottle rolling, Ph testing and adjustment after ½ hour and Ph measured by paper, and reported at conclusion. Samples with Ph below minimum will be repeated. Au and Ag by AA on solution, plus cyanide concentration by titration.

•

Leach tails filtered, washed, dried and pulverized, and assayed by Au-AA23 and Ag-

      AA62 Chemex analyses codes.

Since the objective is to determine if there were spatial variations in silver recovery, the assay data were matched with the X,Y,Z coordinates of the samples from the drilling database. In addition, the vertical depth of each sample was determined by comparison of the sample location with the topographic surface data. The data analysis was accomplished by plotting silver recoveries and tail grades against sample locations, depths and elevations.

These tests gave an excellent gold recovery from 60% to 99.8% and averaging 95.8%.

The silver recovery varies over a wider range of 15% to 87% and there is a strong correlation between recovery and grade and depth of the mineralization. The grade-weighted recovery of silver in the upper 100 meters of the resource is 55%.  The silver to gold ratio of this material is 95:1 while deeper mineralization averages 28:1.   Also, it should be stressed that a limited number of samples, totalling in the order of 84, have been tested that are less than 100 meters in depth on the Carmen deposit.  This preliminary work for mineralization less than 100 meters was done for three areas of the Carmen deposit.  The North, Middle and South portions of the deposit gave the following silver recoveries for the differing silver grades as illustrated in Table 3.

TABLE 3

CARMEN DEPOSIT, <100 METERS SILVER RECOVERY vs. SILVER GRADE

	North Part	Middle Part	South Part
	Approx.	Approx.	Approx.
Ag Grade, g/t	Recovery %	Recovery %	Recovery %
50	30	25	25
100	38	40	30
200	51	70	45
250	58	85	50

During 2004 and 2005, metallurgical samples were taken for samples for bulk density measurements, metallurgical studies including recovery and petrographic and mineralographic studies from core drill samples.   Column and bottle roll cyanide leach tests gave more mixed and confusing results for silver recovery, so a program of  ninety three (93) cyanidation bottle-roll tests on material from core drill sample crusher rejects was undertaken.  The material subjected to a standardized lab scale rod-mill grind and bottle-roll leach.  Gold and silver metallurgical recoveries are tabled below.

TABLE 4

CARMEN DEPOSIT  - GOLD & SILVER METALLURGICAL RECOVERIES

BOTTLE ROLL TESTS ON DRILL CORE CRUSHER REJECTS

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	14

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.9	97.9	41.3	58

The "Relative Standard Deviation” given in Table 4 is a measure of the uncertainty of the average of the results.  Previous work in 2003 and 2004 on two composite samples and eleven 400 kg bulk samples respectively gave a similar range of results.  Further studies along this line, to categorize areas of the deposit by silver recovery are underway.  As this zone categorizing work goes on other studies will proceed to determine actual results that might be expected to be achieved by a processing plant.

A petrographic/ mineralogy study done in 2005 by Saskatchewan Research Council (Quirt and Shewfelt, 2005) confirmed the characterization of the host rocks and alteration previously made from hand samples, i.e. quartz and K-feldspar flooding of a quartz latitic suite of volcanic and hypabyssal rocks.  Despite the very rare occurrences of sulphides seen at hand-lens scale in the field, sulphides were seen in several polished sections from heavily oxidized material, commonly as pyrite in micro-veins.  Sphalerite, galena, and chalcopyrite and occasionally (silver ±cadmium) sulphide were seen as inclusions within the pyrite.  In one instance, a 1.4 micron silver sulphide exsolution mass was observed as an inclusion in 35 micron sphalerite grain which in turn was an inclusion in a 200 micron pyrite crystal.  The occurrence of silver locked within sulphide grains may explain the widely varying recoveries noted to date for silver, and the reason for the success of flotation in improved recoveries for some samples.

This metallurgical test work is being carried out by Process Research Associates (PRA) of Vancouver under the direction of Kimber, with an overview by Micon International of Toronto.

17.0

RESOURCE ESTIMATION

17.1

Data Analysis

A total of 344 drill holes were available for analysis on the Monterde Project on May 26, 2006. This total of drill holes corresponds to the data base used by Kimber to produce their internal Estimate M.   The drill holes included up to hole MTR-321.  A total of 33,148 samples were loaded of which 32,699 had assays for gold and 32,986 had assays for silver.  Kimber geologists modeled the Monterde Deposit into two mineralized shells; one representing a greater than 0.1 g/t Au envelope and a second representing a greater than 35 g/t Ag envelope.  The drill holes were compared to these three dimensional solids and each assay was tagged if inside or outside the gold and silver solids.  The statistics for these samples are tabulated below.

TABLE 5

  Drill hole sample statistics

	Gold (g/t)		Silver(g/t)
	Mineralized Zones	Waste	Mineralized Zones	Waste
Number	11,612	21,390	4,941	28,061
Mean	0.60	0.04	78.81	9.37
Standard Deviation	2.39	0.11	131.84	17.94
Minimum	0.002	0.002	0.20	0.20
Maximum	114.5	7.65	4,220.0	1715.0
Coefficient of Variation	3.97	3.08	1.67	1.91

Lognormal cumulative probability plots were produced for Au and Ag in both the mineralized zones and waste and the individual plots are shown in Appendix 2.  Each variable showed multiple overlapping lognormal populations.  In each case the individual populations were partitioned out with the mean grade and proportion of the total population summarized in the following tables (individual populations shown on plots as open circles).

The multiple overlapping populations for each variable result in different grade distributions and capping should be applied at different levels in each case.  In most cases a small proportion of high grades are present and could, at this level of drill information, be considered erratic.  Capping levels were chosen as shown in Table 8.

TABLE 6

  Summary of Gold Populations

Population	Gold (g/t) in Mineralized Zones			Gold (g/t) in Waste
	MEAN Au (g/t)	Prop. of Data	# Samples	MEAN Ag (g/t)	Prop. of Data	# Samples
1	89.08	0.02%	2	5.17	0.02%	4
2	41.10	0.08%	9	2.73	0.04%	9
3	18.88	0.23%	27	0.72	0.42%	90
4	1.92	9.42%	1,094	0.06	29.86%	6,387
5	0.17	79.58%	9,246	0.01	69.66%	14,900
6	0.05	10.65%	1,234

TABLE 7

  Summary of Silver Populations

Population	Silver (g/t) in Mineralized Zones			Silver (g/t) in Waste
	MEAN Au (g/t)	Prop. of Data	# Samples	MEAN Ag (g/t)	Prop. of Data	# Samples
1	2847.0	0.09%	4	433.9	0.02%	6
2	1283.0	0.23%	11	69.3	1.18%	331
3	155.1	14.07%	695	18.9	29.14%	8,177
4	53.3	66.66%	3,295	5.1	29.49%	8,275
5	24.2	12.82%	633	1.0	40.17%	11,272
6	7.2	6.13%	303

TABLE 8

  Capping levels

Au (g/t) in Mineralized Zones			Ag (g/t) in Mineralized Zones
Cap	Level	# Capped	Cap	Level	# Capped
2/3	40.3	9	2/2	1052.0	12
Au (g/t) in Waste			Ag (g/t) in Waste
Cap	Level	# Capped	Cap	Level	# Capped
2/3	1.80	14	2/2	184.0	18

Where 2/2 – 2 Standard Deviations above the mean of population 2

17.2

Geological Three Dimensional Solid

A geologic interpretation of the Carmen and various splays was produced by Kimber geologists on cross section and level plan.  In general, the gold solid represented a >0.1 g Au/t grade shell while the silver solid represented a >35 g Ag/t grade shell.  This interpretation was digitized and a three dimensional solid formed to confine the resource estimation (see Figures 17-1 to 17-4).

Figure 17-1:

View of gold domain 1 solid in red, gold domain 2 solid in blue and surface topography in grey

Figure 17-2: Rotated view of gold domain 1 in red, gold domain 2 in blue and drill hole traces

Figure 17-3:

View of silver domain 1 solid in cyan, silver domain 2 solid in purple and surface topography in grey

Figure 17-4: Rotated view of silver domain 1 in cyan, silver domain 2 in purple and drill hole traces

In addition Kimber geologist broke out areas within both the gold and silver solids that represented the steeply dipping Carmen structures (Domain 1) and separated them from areas representing a more horizontal dipping “ladder” structure (Domain 2).   The drill holes were then “passed through” these solids with the points at which each hole entered and left the solids recorded.

17.3

3 m Composites

The intersections of drill holes with the solids were used to form uniform down hole 3 m composites for gold and silver.  Each set of composites honoured the boundaries of the particular 3 dimensional solid.  Composites at the shell boundaries less than 1.5 m were combined with the adjoining 3 m composite and those greater than 1.5 but less than 3 were left.  The result was a composite file of uniform support of 3 ± 1.5 m.

TABLE 9

Statistics for Gold in 3 m Composites

	Mineralized Zones
	Gold (g/t) Steeply Dipping Structures	Gold (g/t) Ladder Structures	Gold (g/t) Waste
Number	6,246	1,724	14,441
Mean	0.60	0.50	0.038
Standard Deviation	1.63	1.23	0.075
Minimum	0.002	0.003	0.002
Maximum	38.96	27.09	2.30
Coefficient of Variation	2.74	2.48	1.97

TABLE 10

Statistics for Silver in 3 m Composites

	Mineralized Zones
	Silver (g/t) Steeply Dipping Structures	Silver (g/t) Ladder Structures	Silver (g/t) Waste
Number	1,194	2,175	18,752
Mean	62.32	82.89	9.37
Standard Deviation	63.44	87.22	12.58
Minimum	0.26	0.50	0.20
Maximum	732.35	949.19	184.00
Coefficient of Variation	1.02	1.05	1.34

17.4

Variography

Pairwise relative semivariograms were used to model gold and silver grades within the mineralized zones and waste.  In the mineralized zones anisotropic nested spherical models were fit to the data for gold and silver. The directions of maximum continuity for the steeply dipping structures were along the strike of the Carmen and splay structures at Azimuth 310o and down dip at Azimuth 40o dip -75o.  For the more horizontal ladder structures the maximum continuity was shown at azimuth 90 dip 0. Within the waste zones anisotropic nested spherical models were fit to both gold and silver (see Appendix 3 for semivariogram plots).

TABLE 11

Summary of Semivariograms for gold and silver, Monterde Project

Domain	Variable	Direction	C0	C1	C2	Range a1 (m)	Range a2 (m)
Domain 1 Steeply Dipping Structures	Au	Az. 310[o] Dip 0	0.48	0.17	0.10	30	150
		Az. 220 [o] Dip -15[o]	0.48	0.17	0.10	40	80
		Az. 40 [o] Dip -75[o]	0.48	0.17	0.10	10	60
Domain 1 Steeply Dipping Structures	Ag	Az. 310[o] Dip 0	0.10	0.12	0.22	10	50
		Az. 220 [o] Dip -15[o]	0.10	0.12	0.22	15	80
		Az. 40 [o] Dip -75[o]	0.10	0.12	0.22	12	50
Domain 2 Ladder Structures	Au	Az. 90[o] Dip 0	0.20	0.48	0.07	10	100
		Az. 0 [o] Dip 0[o]	0.20	0.48	0.07	10	40
		Az. 0 [o] Dip -90[o]	0.20	0.48	0.07	10	50
Domain 2 Ladder Structures	Ag	Az. 90[o] Dip 0	0.02	0.32	0.07	20	100
		Az. 0 [o] Dip 0[o]	0.02	0.32	0.07	10	40
		Az. 0 [o] Dip -90[o]	0.02	0.32	0.07	10	50
Waste Zone	Au	Az. 310[o] Dip 0	0.18	0.21	0.13	10	85
		Az. 220 [o] Dip -15[o]	0.18	0.21	0.13	5	60
		Az. 40 [o] Dip -75[o]	0.18	0.21	0.13	20	90
Waste Zone	Ag	Az. 310[o] Dip 0	0.20	0.28	0.24	10	100
		Az. 220 [o] Dip -15[o]	0.20	0.28	0.24	10	60
		Az. 40 [o] Dip -75[o]	0.20	0.28	0.24	15	80

17.5

Bulk Density

In October 2004 eighty core samples from the Carmen structure were sent to PRA for specific gravity determinations by the wax immersion method.  The procedure was as follows:

- Samples placed in oven at 45C for 24 hours.

- Weighed single piece of drill core, coated with molten wax, recorded total weight

- Waxed sample placed into a graduated cylinder with water, removed bubbles

- Volume change was recorded. Wax specific gravity from literature. Wax density 0.863 g/mL

The results are presented in Table 12.  The average for the mineralized structures and the value for bulk density used in this resource estimate of 2.29, represents a significant reduction to the 2.65 assumed in earlier estimates J and K.  The lower values reflect voids, clay mineralization and altered sulphides (hematite, goeithite etc) present within the mineralized structures.

TABLE 12

  PRA Measured Specific Gravities

Sample ID	Sample Weight g	Waxed Sample Wt. g	Displaced Volume mL	Wax Volume mL	Sample Vol. mL	Apparent Specific Gravity (g/cm3)
MTG01 36.00-36.15	1107.40	1113.70	490.00	7.30	482.7	2.29
MTG01 78.60-78.70	825.90	829.40	355.00	4.06	350.9	2.35
MTG01 112.70-112.85	943.30	946.80	419.00	4.06	414.9	2.27
MTG01 96.90-97.03	946.50	949.80	415.00	3.82	411.2	2.30
MTG01 146.05-146.15	733.00	739.05	310.00	7.01	303.0	2.42
MTG01 186.20-186.32	998.40	1002.70	400.00	4.98	395.0	2.53
MTG01 220.45-220.60	975.10	980.50	415.00	6.26	408.7	2.39
MTG03 23.10-23.25	1069.90	1092.80	475.00	26.54	448.5	2.39
MTG03 65.38-65.48	859.00	871.50	415.00	14.48	400.5	2.14
MTG03 129.38-129.50	865.10	885.70	395.00	23.87	371.1	2.33
MTG04 50.70-51.05	853.50	866.00	432.00	14.48	417.5	2.04
MTG04 69.75-69.90	1013.50	1028.10	435.00	16.92	418.1	2.42
MTG04 88.20-88.35	981.60	994.30	440.00	14.72	425.3	2.31
MTG04 106.75-106.90	992.80	1006.90	420.00	16.34	403.7	2.46
MTG04 130.50-130.60	705.55	711.65	315.00	7.07	307.9	2.29
MTC03 17.15-17.30	910.30	924.80	439.00	16.80	422.2	2.16
MTC03 37.45-37.60	962.00	974.90	465.00	14.95	450.1	2.14
MTC03 60.60-60.75	904.40	911.80	375.00	8.57	366.4	2.47
MTC03 90.70-90.85	1261.10	1276.40	520.00	17.73	502.3	2.51
MTC05 24.40-24.55	1056.80	1065.00	435.00	9.50	425.5	2.48
MTC05 53.05-53.20	869.90	879.30	410.00	10.89	399.1	2.18
MTC05 76.32-76.45	977.90	983.60	415.00	6.60	408.4	2.39
MTC05 111.70-111.80	740.85	746.45	326.00	6.49	319.5	2.32
MTC06 39.70-39.88	920.50	926.20	425.00	6.60	418.4	2.20
MTC06 79.70-79.85	979.80	988.50	421.00	10.08	410.9	2.38
MTC06 109.05-109.15	704.00	710.35	320.00	7.36	312.6	2.25
MTC06 150.18-150.30	931.40	941.80	398.00	12.05	385.9	2.41
MTC06 203.50-203.65	1044.70	1054.50	450.00	11.36	438.6	2.38
MTC06 250.10-250.22	808.40	815.50	358.00	8.23	349.8	2.31
MTC07 18.60-18.72	825.50	829.40	370.00	4.52	365.5	2.26
MTC07 69.50-69.65	965.70	973.10	455.00	8.57	446.4	2.16
MTC07 100.00-100.15	941.60	949.10	425.00	8.69	416.3	2.26
MTC07 126.01-126.15	1061.10	1023.10	458.00	- 44.03	502.0	2.11
MTC07 157.85-158.00	1022.50	1028.70	420.00	7.18	412.8	2.48

MTC08 12.65-12.80	931.70	940.60	470.00	10.31	459.7	2.03
MTC08 30.50-30.65	900.70	908.40	418.00	8.92	409.1	2.20
MTC08 60.60-60.75	810.30	819.10	420.00	10.20	409.8	1.98
MTC08 83.10-83.30	691.25	718.85	359.00	31.98	327.0	2.11
MTC08 112.65-112.80	984.30	990.90	438.00	7.65	430.4	2.29
MTC09 35.60-35.75	679.10	693.40	346.00	16.57	329.4	2.06
MTC09 64.50-64.75	962.10	980.20	419.00	20.97	398.0	2.42
MTC09 76.05-76.20	888.80	909.80	418.00	24.33	393.7	2.26
MTC10 12.20-12.35	1071.70	1078.90	460.00	8.34	451.7	2.37
MTC10 43.20-43.33	882.90	888.20	378.00	6.14	371.9	2.37
MTC10 115.25-115.40	1194.50	1202.10	482.00	8.81	473.2	2.52
MTC10 160.80-160.90	814.70	820.30	380.00	6.49	373.5	2.18
MTC10 195.15-195.30	1025.00	1033.20	441.00	9.50	431.5	2.38
MTC10 227.00-227.40	938.30	950.10	410.00	13.67	396.3	2.37
MTC10 71.05-71.20	919.80	928.90	420.00	10.54	409.5	2.25
MTC11 19.14-19.21	788.50	791.71	332.00	3.72	328.3	2.40
MTC11 49.14	552.40	559.45	275.00	8.17	266.8	2.07
MTC11 74.27-74.00	905.60	909.90	415.00	4.98	410.0	2.21
MTC11 112.72-112.85	852.50	856.60	361.00	4.75	356.2	2.39
MTC11 138.45-138.55	799.30	804.40	350.00	5.91	344.1	2.32
MTC11 162.95-163.05	764.15	768.55	358.00	5.10	352.9	2.17
MTC12 20.12-20.25	744.95	750.25	361.00	6.14	354.9	2.10
MTC12 47.16-47.28	737.85	743.80	350.00	6.89	343.1	2.15
MTC12 71.53-71.65	939.60	950.00	446.00	12.05	433.9	2.17
MTC13 19.07-19.20	978.60	991.30	400.00	14.72	385.3	2.54
MTC13 46.40-46.55	1008.60	1013.10	439.00	5.21	433.8	2.33
MTC13 68.5-68.62	896.30	900.80	392.00	5.21	386.8	2.32
MTC15 32.16-32.30	867.80	871.50	378.00	4.29	373.7	2.32
MTC15 46.05-46.15	745.95	754.65	310.00	10.08	299.9	2.49
MTC15 57.80-57.95	845.90	853.90	439.00	9.27	429.7	1.97
MTC15 84.10-84.23	799.90	815.40	371.00	17.96	353.0	2.27
MTC15 121.87-122.00	1063.70	1066.80	423.00	3.59	419.4	2.54
MTC16 11.40-11.55	881.00	885.80	442.00	5.56	436.4	2.02
MTC16 42.18-42.30	767.40	772.25	365.00	5.62	359.4	2.14
MTC16 74.18-74.30	834.00	837.50	350.00	4.06	345.9	2.41
MTC16 95.32-95.45	930.80	936.60	381.00	6.72	374.3	2.49
MTC16 125.05-125.20	1194.10	1199.50	490.00	6.26	483.7	2.47
MTC17 16.81-16.93	784.40	790.05	380.00	6.55	373.5	2.10
MTC17 51.46-51.60	846.60	852.60	442.00	6.95	435.0	1.95
MTC17 70.50-70.65	947.80	951.70	470.00	4.52	465.5	2.04
MTC17 84.82	883.20	887.90	345.00	5.45	339.6	2.60
MTC17 114.95-115.09	1020.70	1026.70	418.00	6.95	411.0	2.48
MTC17 162.00-162.15	614.55	619.50	258.00	5.74	252.3	2.44
MTC18 25.80-25.94	783.25	790.05	355.00	7.88	347.1	2.26
MTC18 34.43-34.54	844.30	850.80	382.00	7.53	374.5	2.25
MTC18 137.46-137.60	975.90	981.20	420.00	6.14	413.9	2.36
AVERAGE						2.29

17.6

Block Model

A block model with blocks 6 x 6 x 6 m in dimension was superimposed on the various mineralized solids.  For model origin was as follows:

Lower-left X Coordinate

788220 E

Column Size : 6 m

146 cols

      Y Coordinate

3055100 N

Row Size

: 6 m

134 rows

Top Z Coordinate

2506 Elev

Level Size

: 6 m

 96 levs

Rotation of 45 degrees anti-clockwise around the origin.

For each block in the model the percentage of block below surface topography, the percentage within Domain 1 (Steeply dipping Structures) and the percentage within Domain 2 (Ladder structures) was recorded.  The percentage waste within each block was obtained by subtracting the percentage of Domain 1 and 2 from the percentage below topography.  This exercise was completed for both gold and silver as the solids for each were unique.

17.7

Grade Interpolation

Ordinary kriging was used to interpolate gold into blocks within the 0.1 g gold shell and silver values into blocks within the 35 g silver shell.  For both gold and silver kriging was completed for Domain 1 and Domain 2 separately using all composites within both domains but the appropriate semivariogram model for the particular Domain being estimated.  In all cases blocks were estimated using a series of passes, controlled by a search ellipse with dimensions based on the ranges of the semivariograms.  The search ellipse for pass 1 had dimensions equal to ¼ the range of the semivariograms.  If a minimum 4 composites were not found for a given block, the search was expanded to ½ the range of the semivariograms in pass 2.  Pass 3 and 4 followed using search ellipses with dimensions equal to the full range and twice the range if required.  During any pass if more than 8 composites were found the closest 8 were used.

The waste portions of blocks outside the mineralized solids were then estimated in a similar manner using only composites outside the mineralized solids.  Table 13 shows the various passes with numbers of blocks estimated in each pass and the directions and dimensions of search ellipses used.

Once blocks were estimated for mineralization and waste, a weighted average grade for the block was calculated using the relative proportions of mineralization and waste.

A total of 527,422  blocks were estimated for gold and silver.

TABLE 13

Summary of search parameters for Kriging Gold and Silver at Monterde

Pass	Number Estimated	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
Gold in Mineralized Zone Domain 1 (Steeply dipping Structures)
1	78,652	Az.310 Dip 0	37.5	Az. 220 Dip -15	15	Az 40 Dip -75	20
2	30,926	Az.310 Dip 0	75	Az. 220 Dip -15	30	Az 40 Dip -75	40
3	16,665	Az.310 Dip 0	150	Az. 220 Dip -15	60	Az 40 Dip -75	80
4	14,837	Az.310 Dip 0	300	Az. 220 Dip -15	120	Az 40 Dip -75	160
Gold in Mineralized Zone Domain 2 (Ladder Structures)
1	11,623	Az 90 Dip 0	25	Az 0 Dip 0	10	Az 0 Dip -90	12.5
2	13,774	Az 90 Dip 0	50	Az 0 Dip 0	20	Az 0 Dip -90	25.0
3	5,819	Az 90 Dip 0	100	Az 0 Dip 0	40	Az 0 Dip -90	50
4	4,338	Az 90 Dip 0	200	Az 0 Dip 0	80	Az 0 Dip -90	100
Gold in Waste
1	136,404	Az.310 Dip 0	21.25	Az. 220 Dip -15	15	Az 40 Dip -75	22.5
2	118,919	Az.310 Dip 0	42.5	Az. 220 Dip -15	30	Az 40 Dip -75	45
3	210,165	Az.310 Dip 0	85	Az. 220 Dip -15	60	Az 40 Dip -75	90
Silver in Mineralized Zone Domain 1 (Steeply dipping Structures)
1	6,590	Az.310 Dip 0	12.5	Az. 220 Dip -15	12.5	Az 40 Dip -75	20
2	10,219	Az.310 Dip 0	25	Az. 220 Dip -15	25	Az 40 Dip -75	40
3	4,179	Az.310 Dip 0	50	Az. 220 Dip -15	50	Az 40 Dip -75	80
4	180	Az.310 Dip 0	100	Az. 220 Dip -15	100	Az 40 Dip -75	160
Silver in Mineralized Zone Domain 2 (Ladder Structures)
1	13,293	Az 90 Dip 0	25	Az 0 Dip 0	10	Az 0 Dip -90	12.5
2	13,169	Az 90 Dip 0	50	Az 0 Dip 0	20	Az 0 Dip -90	25.0
3	5,147	Az 90 Dip 0	100	Az 0 Dip 0	40	Az 0 Dip -90	50
4	459	Az 90 Dip 0	200	Az 0 Dip 0	80	Az 0 Dip -90	100
Silver in Waste
1	179,791	Az.310 Dip 0	25	Az. 220 Dip -15	15	Az 40 Dip -75	20
2	135,583	Az.310 Dip 0	50	Az. 220 Dip -15	30	Az 40 Dip -75	40
3	224,137	Az.310 Dip 0	100	Az. 220 Dip -15	60	Az 40 Dip -75	80

17.8

Classification

Introduction

Based on the study herein reported, delineated mineralization of the Monterde Carmen Zone is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

“A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Results

The Carmen structure and associated splays display good geologic continuity as demonstrated by drill results.  Grade continuity is more variable and can be quantified by semivariogram analysis for both gold and silver.  For this resource, the classification strategy was based on the pass the block was estimated in and as a result was based on the range of the semivariograms in the three principal directions of the search ellipse.

Measured -

Blocks classed as measured were estimated in Pass 1 for either gold or silver using a search ellipse equal to ¼ of the semivariograms ranges.

Indicated -

Blocks classed as indicated if unclassified and estimated in Pass 2 for either gold or silver using a search ellipse equal to ½ of the semivariograms ranges.

Inferred -

All remaining blocks estimated.

The results are presented as a series of grade-tonnage tables for a variety of gold cutoff grades.  This model was estimated to provide the input data for a Pre Feasibility study.  Based on the results of this study an economic cutoff value will be determined.  At this point a wide variety of cutoff values are presented.  A 0.3 g Au/t cutoff is highlighted for comparison to earlier resource estimates reported at this value.

TABLE 14: Grade-Tonnage for Blocks Classed Measured Using SG = 2.29
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	36,770,000	0.564	31.645	667,000	37,410,000
0.20	25,800,000	0.741	36.651	615,000	30,400,000
0.30	18,770,000	0.926	40.836	559,000	24,640,000
0.40	14,630,000	1.090	43.750	513,000	20,580,000
0.50	11,560,000	1.261	46.405	469,000	17,250,000
0.60	9,480,000	1.418	48.789	432,000	14,870,000
0.70	7,930,000	1.568	50.919	400,000	12,980,000
0.80	6,790,000	1.706	52.526	372,000	11,470,000
0.90	5,860,000	1.842	53.674	347,000	10,110,000
1.00	5,100,000	1.976	54.848	324,000	8,990,000
1.10	4,450,000	2.111	55.803	302,000	7,980,000
1.20	3,890,000	2.248	56.924	281,000	7,120,000
1.30	3,410,000	2.392	58.061	262,000	6,370,000
1.40	2,980,000	2.541	58.864	243,000	5,640,000
1.50	2,600,000	2.701	59.375	226,000	4,960,000
2.00	1,450,000	3.485	58.698	162,000	2,740,000

TABLE 15: Grade-Tonnage for Blocks Classed Indicated Using SG = 2.29
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	22,710,000	0.401	15.226	293,000	11,120,000
0.20	12,670,000	0.605	17.537	246,000	7,140,000
0.30	8,190,000	0.804	20.417	212,000	5,380,000
0.40	5,710,000	1.003	22.108	184,000	4,060,000
0.50	4,390,000	1.170	23.104	165,000	3,260,000
0.60	3,570,000	1.314	23.044	151,000	2,640,000
0.70	2,960,000	1.449	24.152	138,000	2,300,000
0.80	2,520,000	1.573	24.612	127,000	1,990,000
0.90	2,140,000	1.703	25.367	117,000	1,750,000
1.00	1,860,000	1.816	25.632	109,000	1,530,000
1.10	1,540,000	1.977	24.875	98,000	1,230,000
1.20	1,270,000	2.150	24.490	88,000	1,000,000
1.30	1,080,000	2.311	24.927	80,000	870,000
1.40	890,000	2.520	25.365	72,000	730,000
1.50	770,000	2.685	25.263	66,000	630,000
2.00	420,000	3.509	25.046	47,000	340,000

TABLE 16: Grade-Tonnage for Blocks classed Inferred Using SG = 2.29
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	22,710,000	0.401	15.226	293,000	11,120,000
0.20	12,670,000	0.605	17.537	246,000	7,140,000
0.30	8,190,000	0.804	20.417	212,000	5,380,000
0.40	5,710,000	1.003	22.108	184,000	4,060,000
0.50	4,390,000	1.170	23.104	165,000	3,260,000
0.60	3,570,000	1.314	23.044	151,000	2,640,000
0.70	2,960,000	1.449	24.152	138,000	2,300,000
0.80	2,520,000	1.573	24.612	127,000	1,990,000
0.90	2,140,000	1.703	25.367	117,000	1,750,000
1.00	1,860,000	1.816	25.632	109,000	1,530,000
1.10	1,540,000	1.977	24.875	98,000	1,230,000
1.20	1,270,000	2.150	24.490	88,000	1,000,000
1.30	1,080,000	2.311	24.927	80,000	870,000
1.40	890,000	2.520	25.365	72,000	730,000
1.50	770,000	2.685	25.263	66,000	630,000
2.00	420,000	3.509	25.046	47,000	340,000

TABLE 17: Grade-Tonnage for Blocks classed Measured Plus Indicated Using SG = 2.29
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	59,480,000	0.501	25.376	958,000	48,530,000
0.20	38,470,000	0.696	30.355	861,000	37,540,000
0.30	26,960,000	0.889	34.636	771,000	30,020,000
0.40	20,330,000	1.066	37.675	697,000	24,630,000
0.50	15,950,000	1.236	39.992	634,000	20,510,000
0.60	13,040,000	1.390	41.749	583,000	17,500,000
0.70	10,900,000	1.536	43.638	538,000	15,290,000
0.80	9,310,000	1.670	44.972	500,000	13,460,000
0.90	8,000,000	1.805	46.114	464,000	11,860,000
1.00	6,960,000	1.933	47.047	433,000	10,530,000
1.10	5,990,000	2.076	47.871	400,000	9,220,000
1.20	5,160,000	2.224	48.945	369,000	8,120,000
1.30	4,480,000	2.373	50.089	342,000	7,210,000
1.40	3,870,000	2.536	51.185	316,000	6,370,000
1.50	3,370,000	2.697	51.595	292,000	5,590,000
2.00	1,870,000	3.490	51.120	210,000	3,070,000

18.0    OTHER RELEVANT DATA AND INFORMATION

An internal scoping study on the Carmen Deposit was completed for Kimber Resources in 2003 by Mr. Robert T. McKnight, P.Eng., MBA (McKnight 2003); the report is entitled Preliminary Assessment, Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico and dated July 3, 2003.  It is important to realize that this report is “dated” and historical in nature in that it used historical estimate Resource Estimate I, completed in April 2003 (Burgoyne 2003), and at gold and silver prices significantly less (US $340 and $4.50, respectively) than the current (November 15, 2005) of over US$460 and US$7.50 for gold and silver, respectively.  Also, it assumed a total heap leach operation as opposed to conventional milling for part or all of the mineralization. For scoping purposes, a 3500 tonne per day open pit heap leach mining operation was assumed with an initial capital cost of US 26 million, and operating costs of $10.30 per tonne of ore processed, or $127 per equivalent ounce of gold.  Under the base case assumptions, the Monterde Project (Carmen Deposit), at its current early stage of development, demonstrates robust potential economics.   On a per equivalent ounce basis, cash operating costs average $127 per ounce and total cost, including initial capital, are $183 per ounce.  At a gold price of $340 per ounce and silver of $4.50 per ounce, after-tax Internal Rate of Return is 34.8% and Net Present Value after tax using a discount rate of 8% is C31.4 million.  Payback is 2.3 years from commencement of production.

This information is reported for information purposes only and is a preliminary guide to the economic payback using the resource, metal prices, and perceived mining and milling method at the time of estimation.

Kimber, during 2005, continued mine development studies covering environmental baseline monitoring and sociological (-economic) studies were undertaken by Rescan Environmental Consulting.   Knight Piesold of Vancouver, BC undertook geotechnical studies.  All of the mine development studies are required for completion of a pre feasibility study on the Carmen Deposit.

Broader based development studies including environmental baseline monitoring, sociological and geotechnical studies will all have useful information and will assist in future development on the Carmen Deposit.

19.0

INTERPRETATIONS AND CONCLUSIONS

•

The Carmen Deposit is a volcanic hosted, low sulfidation, epithermal gold-silver deposit.  The deposit is located at a high level in the hydrothermal system.  The majority of sulphide minerals have been oxidized to depths of at least 300 metres.

•

Gold and silver occur as disseminated, stock work and structurally controlled mineralization within splays and sub-parallel structures related to the main Carmen shear.  Mineralization has been defined over 700 metres in strike length, 500 metres in width and to a depth of about 350 metres.

•

Subdividing the gold and silver mineralization into 2 structural domains: a steeply dipping Carmen shear zone and a flatter ladder structure has allowed for interpolation of grades that better reflect observed mineralization.

•

The Carmen Deposit and block model resource is suitable for input into a pre feasibility level study to determine if the project is economically feasible.

20.0

RECOMMENDATIONS

Detailed recommendations with corresponding cost estimates have been made in the May 26 Technical Report titled Technical Evaluation Report Mineral Resource Estimate M, Carmen Deposit by Richards, Cukor and Hitchborn (Richards et al, 2006).  In this report a program of continued exploration including 72,000 metres of reverse circulation drilling, 15,000 metres of core drilling, rock sampling, prospecting, geological mapping and a pre-feasibility study costing CDN $9.7 million is recommended.

Micon agrees with these recommendations.

21.0

REFERENCES

Bentzen, A., and A. J. Sinclair, 1993, P-RES – a computer program to aid in the investigation of polymetallic ore reserves; Tech. Rept. MT-9, Mineral Deposit Research Unit, Dept. of Geological Sciences, UBC, Vancouver (includes diskette), 55 pp.

Burgoyne, A.A., 2005: Technical Evaluation Report, Mineral Resource Estimate A-Carotare Deposit for Kimber Resources Inc. on The Monterde Property, Guzapares Municipality, Chihuahua State, Mexico and dated November 22, 2005

Burgoyne, A.A., 2005: Technical Evaluation Report, Mineral Resource Estimate L-Carmen Deposit for Kimber Resources Inc. on The Monterde Property, Guzapares Municipality, Chihuahua State, Mexico and dated September 28, 2005

Burgoyne, A.A., 2004: Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 6, 2004

Burgoyne, A.A., 2003: Technical Evaluation Report, Mineral Resource Estimate I for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 3, 2003

Burgoyne, A.A., 2002: Technical Evaluation Report for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated January 22, 2002

Cukor, D., Hitchborn, A., Richards, J.B., 2004:

Technical Evaluation Report, Mineral Resource Estimate K for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico dated October 27, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Hitchborn, A.D., 2001: Manual Cross-Sections for Resource Estimate H for Kimber Resources Inc. and dated October 29, 2001.

Hitchborn, A.D. and Richards, J.B., 2003: Monterde Project Report including Resource Estimate I, Monterde, Chihuahua State, Mexico for Kimber Resources Inc., dated May, 2003.

Hitchborn, A.D. and Richards, J.B., 2001: Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. dated August 2001.

Jones, Harold M., 1994: A Report on the Monterde Mine Property Orteaga Mining District, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Jones, Harold M., 1995: Progress Report, Monterde Mine Property, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Joralemon, Ira B., 1944: Monterde Mine, Independent Engineering Report on the Monterde Mine dated October 25, 1944.

King, C. A., 1943: General Descriptive Report on the Monterde Mine, Geology, and Mineralization, dated July 25, 1943.

McKnight, Robert T., 2003:

Preliminary Assessment Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico for Kimber Resources Inc. dated July 3, 2003

Miller, Donald G., 1944: Monterde Mine, Arteaga District, State of Chihuahua, Mexico, dated January 28, 1944.

Minefinders Corporation Inc., 2001: Company Press Release on Dolores Gold - silver property, Sierra Madre Gold Belt and dated June 7, 2001

Montgomery, J.H., 2000:

Initial Review Report on the Monterde Property for Kimber Resources Inc., dated March 10, 2000.

Process Research Associates (PRA), 2005:  Measure rock samples apparent specific gravity by wax immersion method – memorandum to Kimber Resources Inc. dated May 25, 2005

Richards, J.B., D. Cukor, A.D Hitchborn 2006: Technical Evaluation Report Mineral Resource Estimate M, Carmen Deposit, dated May 26, 2006

Richards, J.B., 2004: Data Verification Section Report on the Monterde Property for Kimber Resources Inc., dated February 5, 2004.

Richards, J.B., 2003: Cyanide Assay Test Results; internal Kimber Resources Inc. Memo dated June 25 2003.

Quirt, D and Shewfelt, D, 2005: Monterde Project of Kimber Resources: Petrogenic and Alteration Studies, Saskatchewan Research Council, Private report, SRC Publication 10400-15C05, June 2005

Thompson, Michael, and Howarth, Richard J., 1976:  Duplicate Analysis in Geochemical Practice; in Analyst, Volume 101, and pp. 690 - 698.

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Sinclair, A.J., 1976: Applications of probability graphs in mineral exploration; Spec. v. 4, Association of Exploration Geochemists, 95 pp.

Trejo Dominguez, Ramon, 1999:

Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

Vos, Rik, 2001: Bottle Roll Cyanidation Results and Analysis of 16 Small Samples: letter prepared under auspices of BC Research Council for Mr. Peter DeLancy of Atna Resources Ltd., dated September 1, 2001.

-----------, 1997:

Work Report Of Minera Sonoro S.A. de C.V., Monterde Mine Property, Chihuahua, September 1995-February 1996: unknown author, unsigned and non-dated report.

22.0

DATE AND SIGNITURE PAGE

Respectfully submitted

___________________________

G. H. Giroux, P.Eng.  MASc

Giroux Consultants Ltd.

July 17, 2006

23.0

CERTIFICATE PAGE

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia and a Senior Associate of Micon International Ltd.

 2)

I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

 4)

I have practiced my profession continuously since 1970.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

 6)

This report is based on a study of the data and literature available on the Monterde Project and a site visit conducted during the period September 28 to October 1, 2004.

 7)

I have not previously worked on this property.

 8)

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

 9)

I am independent of the issuer applying all of the tests in section 1.5 of National

Instrument 43-101.

10)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this  17th  day of July, 2006

“G.H. Giroux”

________________________

G. H. Giroux, P.Eng., MASc.

APPENDIX 1

LISTING OF DRILL HOLES USED IN RESOURCE ESTIMATE

HOLE             EASTING     NORTHING  ELEVATION  HLENGTH  AZIMUTH     DIP

DFR- 01        787906.19   3055676.42    2428.87   206.00   165.19  -65.23

DFR- 02        787926.01   3055694.41    2430.17   240.00   158.00  -64.79

DFR- 03        787952.55   3055715.31    2421.35   228.00   165.45  -55.10

DFR- 04        787964.69   3055743.23    2413.72   168.00   160.45  -59.44

DFR- 05        787915.51   3055653.44    2420.35   186.00   160.31  -64.01

DFR- 06        787988.06   3055753.12    2404.04   204.00   159.46  -63.14

DFR- 07        788010.16   3055765.04    2400.72   300.00   159.98  -61.21

DFR- 08        788034.90   3055774.44    2398.91   294.00   163.10  -59.20

DFR- 09        787939.87   3055672.53    2419.17   228.00   167.20  -65.30

DFR- 10        788042.69   3055753.17    2390.57   100.00   157.10  -62.70

DFR- 11        788028.54   3055788.50    2393.16   124.00   157.70  -58.70

DFR- 12        788049.36   3055779.09    2399.54   154.00   156.40  -60.70

DFR- 13        788322.66   3055786.89    2317.15   267.00   155.10  -58.03

DFR- 14        788356.22   3055777.02    2306.10   270.00   153.90  -59.55

DFR- 15        788434.44   3055994.22    2391.15   272.00   153.50  -59.68

DFR- 16        788285.66   3055794.06    2334.04   286.00   156.20  -60.23

DFR- 17        788384.76   3055757.46    2293.98   246.00   155.30  -59.10

DFR- 18        788446.17   3055591.61    2250.68   262.00   156.30  -59.67

DFR- 19        788375.73   3055498.61    2276.92   186.00   160.00  -60.00

LMR- 01        787873.66   3055639.35    2411.32    78.00   160.00  -60.00

LMR- 08        787860.44   3055665.17    2425.31   114.00   155.30  -66.30

LMR- 09        787875.79   3055685.00    2433.40   120.00   151.80  -74.40

MTR- 01        788251.39   3055724.44    2340.60    92.00   225.00  -55.00

MTR- 02        788304.23   3055705.28    2315.81   106.00   205.00  -55.00

MTR- 03        788084.62   3055624.84    2360.09    86.00   225.00  -65.00

MTR- 05        788181.97   3055614.38    2324.88   118.00   225.00  -55.00

MTR- 06        788367.09   3055693.17    2294.77   124.00   205.00  -50.00

MTR- 07        788375.64   3055747.95    2292.50    92.00   205.00  -50.00

MTR- 08        788281.84   3055535.78    2305.51    44.00   225.00  -60.00

MTR- 09        787940.92   3055677.70    2419.06    96.00   225.00  -60.00

MTR- 10        787974.14   3055673.76    2400.20   102.00   225.00  -60.00

MTR- 11        788000.06   3055703.55    2395.32   182.00   225.00  -60.00

MTR- 12        788094.61   3055649.90    2346.56   118.00   225.00  -60.00

MTR- 13        788073.31   3055668.25    2354.85   128.00   225.00  -60.00

MTR- 14        788102.18   3055608.83    2358.21    80.00   225.00  -55.00

MTR- 15        788185.68   3055587.53    2335.01    74.00   225.00  -60.00

MTR- 16        788233.95   3055586.16    2308.56   112.00   225.00  -65.00

MTR- 17        788195.96   3055725.29    2350.41   246.00   225.00  -70.00

MTR- 18        787879.38   3055688.87    2433.15    80.00   225.00  -70.00

MTR- 19        788050.70   3055760.85    2390.32   294.00   230.77  -75.00

MTR- 20        788370.83   3055643.83    2278.27   198.00   225.00  -70.00

MTR- 21        788232.08   3055653.05    2314.75   168.00   225.00  -65.00

MTR- 22        787888.35   3055664.91    2421.83    98.00   160.00  -70.00

MTR- 23        788027.93   3055734.72    2393.48   178.00   225.00  -55.00

MTR- 24        788015.71   3055641.82    2389.60    66.00   225.00  -60.00

MTR- 25        788005.08   3055745.64    2404.35   204.00   219.81  -55.00

MTR- 26        788049.05   3055716.85    2382.24   156.00   223.22  -55.00

MTR- 27        788082.74   3055598.54    2370.32    60.00   215.00  -55.00

MTR- 28        787994.04   3055654.09    2396.39    80.00   225.00  -45.00

MTR- 29        788010.07   3055714.58    2394.93   150.00   225.00  -55.00

MTR- 30        788062.14   3055610.96    2375.49    60.00   225.00  -45.00

MTR- 31        788037.81   3055628.87    2381.61    66.00   225.00  -45.00

MTR- 32        788362.90   3055485.68    2283.64    52.00   225.00  -45.00

MTR- 33        788342.28   3055505.49    2288.15    66.00   225.00  -60.00

MTR- 34        788267.66   3055546.62    2303.37    68.00   225.00  -45.00

MTR- 35        788247.32   3055557.35    2304.22    66.00   225.00  -60.00

MTR- 36        788196.72   3055646.95    2312.56   154.00   225.00  -60.00

MTR- 37        788214.48   3055630.76    2307.13   120.00   225.00  -65.00

MTR- 38        788316.06   3055515.99    2300.51    68.00   225.00  -45.00

MTR- 39        788295.97   3055535.76    2300.39    66.00   225.00  -60.00

MTR- 40        788250.22   3055598.24    2297.73   130.00   225.00  -65.00

MTR- 41        788232.27   3055585.37    2308.79    86.00   225.00  -45.00

MTR- 42        788049.59   3055718.31    2382.16   196.00   213.16  -75.00

MTR- 43        788028.42   3055736.08    2393.66   300.00   228.10  -75.10

MTR- 44        788005.75   3055747.98    2404.35   300.00   224.67  -75.00

MTR- 45        788028.91   3055776.84    2398.36   300.00   226.78  -75.00

MTR- 46        788070.14   3055744.34    2378.98   298.00   218.00  -76.70

MTR- 47        788194.76   3055722.96    2350.56    84.00   225.00  -45.00

MTR- 48        788224.96   3055718.59    2345.61   114.00   227.20  -66.60

MTR- 49        788085.65   3055719.45    2362.67   206.00   229.90  -70.20

MTR- 50        788085.01   3055720.02    2363.47   170.00   231.30  -45.00

MTR- 51        788118.98   3055644.11    2340.90   124.00   229.20  -64.70

MTR- 52        788148.22   3055637.20    2329.46   118.00   226.50  -58.30

MTR- 53        788205.96   3055597.26    2320.96   110.00   230.00  -65.80

MTR- 54        788370.65   3055516.24    2278.23   106.00   224.40  -69.20

MTR- 55        788173.38   3055632.86    2320.52   114.00   219.60  -50.90

MTR- 56        788311.83   3055599.38    2288.81   120.00   226.00  -51.00

MTR- 57        788319.23   3055703.93    2313.15    70.00   225.00  -70.00

MTR- 58        788319.71   3055673.27    2304.33   240.00   227.10  -55.30

MTR- 59        788295.51   3055688.51    2317.62   204.00   230.70  -56.00

MTR- 60        788135.02   3055592.02    2350.11    74.00   233.10  -70.60

MTR- 61        788185.15   3055566.90    2337.08    70.00   228.60  -54.60

MTR- 62        788398.47   3055469.89    2266.55    80.00   234.50  -65.10

MTR- 63        788198.32   3055698.36    2342.10    64.00   231.20  -61.10

MTR- 64        788022.36   3055692.56    2382.27   134.00   225.60  -60.00

MTR- 65        788163.45   3055588.02    2343.89    78.00   229.00  -55.40

MTR- 66        788104.08   3055633.34    2351.78    98.00   228.10  -64.70

MTR- 67        788057.58   3055648.33    2365.98    96.00   230.20  -59.00

MTR- 68        788124.80   3055618.44    2348.07   100.00   226.00  -54.60

MTR- 69        788281.03   3055563.80    2293.97    84.00   227.80  -44.00

MTR- 70        788082.53   3055677.90    2355.98   156.00   228.00  -65.90

MTR- 71        788243.70   3055635.51    2305.17   192.00   234.60  -70.00

MTR- 72        788269.68   3055618.77    2300.59   198.00   233.30  -65.80

MTR- 73        788201.15   3055627.17    2310.69   120.00   225.30  -50.20

MTR- 74        788004.77   3055672.72    2387.28    96.00   225.00  -50.00

MTR- 75        788027.88   3055664.38    2378.58    90.00   225.60  -49.50

MTR- 76        788037.13   3055679.04    2373.74   102.00   228.00  -50.00

MTR- 77        787957.10   3055699.98    2414.88   120.00   227.80  -55.40

MTR- 78        788020.86   3055691.68    2382.17   126.00   223.60  -51.30

MTR- 79        788074.65   3055640.84    2354.36    80.00   227.70  -65.70

MTR- 80        788146.50   3055639.85    2330.86   102.00   225.00  -55.00

MTR- 81        788217.50   3055607.27    2311.98   126.00   227.30  -64.80

MTR- 82        788133.22   3055661.40    2331.68   117.00   231.40  -65.70

MTR- 83        787985.65   3055729.15    2411.64   208.00   224.20  -60.30

MTR- 84        787924.84   3055667.35    2424.38   152.00   228.70  -61.40

MTR- 85        787969.77   3055714.95    2412.81   230.00   224.92  -60.04

MTR- 86        788084.31   3055613.96    2365.52    96.00   223.70  -64.90

MTR- 87        788065.97   3055630.26    2364.53    96.00   227.00  -54.50

MTR- 88        788005.27   3055639.84    2396.40    72.00   229.10  -60.10

MTR- 89        787975.86   3055645.42    2408.44    78.00   228.10  -51.10

MTR- 90        787958.57   3055663.81    2410.12    90.00   235.20  -59.30

MTR- 91        788061.17   3055730.94    2379.15   216.00   228.60  -60.20

MTR- 92        788064.41   3055698.13    2372.27   174.00   225.00  -50.00

MTR- 93        788107.62   3055743.30    2371.68   216.00   227.70  -49.50

MTR- 94        788024.71   3055730.48    2393.96   220.00   230.60  -59.00

MTR- 95        788058.32   3055764.00    2390.48   308.00   226.60  -59.65

MTR- 96        788106.39   3055671.36    2344.00   144.00   223.50  -58.70

MTR- 97        788134.64   3055628.30    2341.40   120.00   228.40  -55.00

MTR- 98        788098.09   3055699.16    2355.88   192.00   227.20  -64.40

MTR- 99        788157.91   3055762.19    2363.74   294.00   229.90  -59.90

MTR-100        788131.33   3055780.66    2378.04   258.00   225.00  -59.90

MTR-101        788143.88   3055672.00    2333.81   196.00   223.10  -70.60

MTR-102        788155.93   3055613.71    2333.13   102.00   226.50  -58.60

MTR-103        788115.42   3055798.41    2390.61   300.00   225.40  -59.20

MTR-104        788156.28   3055580.02    2348.69    82.00   227.90  -51.90

MTR-105        788175.78   3055599.27    2334.17   118.00   231.30  -56.00

MTR-106        788296.95   3055713.78    2319.38   242.00   227.30  -61.80

MTR-107        788203.41   3055799.82    2348.98   198.00   232.70  -58.50

MTR-108        788214.49   3055787.15    2345.59   210.00   226.20  -59.90

MTR-109        788159.23   3055652.99    2322.77   150.00   222.70  -61.10

MTR-110        788063.70   3055647.23    2363.50   112.00   229.70  -66.74

MTR-111        788217.01   3055634.88    2307.48   102.00   222.90  -69.33

MTR-112        788207.89   3055630.63    2307.60   150.00   223.20  -59.79

MTR-113        788313.71   3055696.27    2312.92   294.00   223.80  -55.08

MTR-114        788045.23   3055669.79    2367.81   118.00   223.60  -54.94

MTR-115        788041.05   3055684.29    2372.79   142.00   222.95  -55.39

MTR-116        788310.82   3055710.31    2314.11   293.00   224.50  -60.27

MTR-117        788203.81   3055637.94    2308.08   160.00   226.80  -64.08

MTR-118        788222.78   3055622.34    2304.38    80.00   223.70  -65.25

MTR-119        788026.12   3055684.66    2380.64   124.00   224.50  -55.37

MTR-120        788083.55   3055630.52    2355.87    68.00   223.23  -65.73

MTR-121        788222.99   3055662.05    2320.72   118.00   216.00  -65.55

MTR-122        788239.83   3055661.84    2321.44   210.00   223.40  -64.56

MTR-123        788228.19   3055616.56    2302.67   166.00   227.30  -71.69

MTR-124        788189.28   3055716.86    2350.49   300.00   228.90  -71.15

MTR-125        788216.50   3055674.69    2329.55   202.00   222.60  -61.43

MTR-126        788112.72   3055679.13    2344.40   172.00   228.30  -60.44

MTR-127        788107.68   3055789.10    2391.16   310.00   225.70  -60.04

MTR-128        788257.86   3055610.34    2296.14   205.00   222.40  -70.07

MTR-129        788152.59   3055752.11    2361.56   298.00   224.10  -60.37

MTR-130        788330.80   3055684.24    2305.25   276.00   224.90  -59.80

MTR-131        788377.26   3055660.61    2282.85   224.00   221.30  -69.92

MTR-132        788359.71   3055637.47    2278.71   196.00   229.00  -70.15

MTR-133        788185.31   3055643.02    2313.21   150.00   221.50  -56.50

MTR-134        788134.98   3055592.24    2348.37    31.00   225.00  -45.00

MTR-135        788258.44   3055575.52    2299.26   118.00   224.20  -60.81

MTR-136        787986.10   3055685.33    2396.50   168.00   224.00  -60.24

MTR-137        788289.44   3055572.37    2288.76   118.00   223.60  -50.70

MTR-138        788119.26   3055687.23    2343.65   190.00   223.90  -61.80

MTR-139        788202.82   3055590.66    2324.76   130.00   225.40  -63.22

MTR-140        788361.42   3055675.21    2293.50   208.00   226.90  -70.33

MTR-141        788215.04   3055566.51    2320.66   100.00   221.70  -53.75

MTR-142        788232.86   3055547.15    2310.57   118.00   224.50  -58.38

MTR-143        788388.26   3055633.84    2271.12   192.00   225.80  -69.54

MTR-144        788348.10   3055522.87    2284.49   120.00   224.40  -61.08

MTR-145        788358.10   3055498.59    2284.10    96.00   222.50  -72.69

MTR-146        788175.55   3055675.50    2329.66   202.00   220.80  -59.25

MTR-147        788130.72   3055728.09    2362.53   240.00   221.50  -64.17

MTR-148        788253.15   3055673.45    2329.03   232.00   222.30  -66.11

MTR-149        788204.69   3055734.55    2348.94   218.00   226.00  -69.82

MTR-150        788326.96   3055538.15    2291.32   130.00   223.90  -45.15

MTR-151        788303.90   3055551.92    2292.11   130.00   223.30  -60.48

MTR-152        788338.09   3055692.58    2305.75   258.00   226.10  -65.23

MTR-153        788127.55   3055696.81    2347.98   208.00   222.90  -60.22

MTR-154        788156.68   3055682.43    2336.71   234.00   221.00  -69.85

MTR-155        788138.92   3055710.57    2353.57   216.00   221.70  -66.36

MTR-156        788000.39   3055741.32    2406.20   264.00   225.20  -68.41

MTR-157        788298.66   3055756.67    2329.93   252.00   224.50  -60.33

MTR-158        788222.57   3055681.25    2332.66   246.00   224.40  -63.60

MTR-159        788171.77   3055698.71    2338.99   211.00   221.30  -70.38

MTR-160        788283.03   3055772.96    2335.97   260.00   222.40  -58.99

MTR-161        787987.68   3055764.13    2400.73   264.00   220.10  -60.23

MTR-162        788168.26   3055769.73    2364.43   238.00   216.90  -59.07

MTR-163        788094.84   3055729.85    2366.67   240.00   221.90  -75.41

MTR-164        788312.51   3055739.38    2319.83   250.00   221.60  -60.04

MTR-165        788016.58   3055757.35    2401.59   276.00   217.70  -70.37

MTR-166        788110.99   3055746.44    2371.63   260.00   221.80  -68.88

MTR-167        788193.08   3055686.30    2333.79   190.00   228.60  -60.27

MTR-168        787970.19   3055779.49    2397.61   264.00   215.30  -60.32

MTR-169        788238.89   3055735.67    2341.64   276.00   219.70  -68.82

MTR-170        788151.50   3055721.75    2353.74   226.00   226.20  -65.41

MTR-171        788104.82   3055703.64    2354.88   242.00   232.00  -70.45

MTR-172        787966.52   3055737.71    2413.33   276.00   218.40  -60.03

MTR-173        787948.14   3055795.58    2396.37   276.00   220.30  -58.57

MTR-174        788122.43   3055758.15    2372.27   250.00   223.70  -69.51

MTR-175        788317.59   3055600.18    2288.39   174.00   228.20  -63.90

MTR-176        787926.49   3055813.21    2397.95   202.00   224.30  -59.96

MTR-177        788008.03   3055785.98    2391.58   270.00   220.60  -59.89

MTR-178        788165.60   3055731.67    2353.80   280.00   228.30  -65.88

MTR-179        788294.77   3055708.35    2320.32   100.00   230.20  -45.48

MTR-180        787891.77   3055806.45    2413.54   186.00   218.30  -59.28

MTR-181        788309.22   3055555.15    2293.32   140.00   234.70  -70.34

MTR-182        788313.45   3055773.78    2323.28   230.00   224.30  -60.18

MTR-183        787991.24   3055801.43    2380.61   296.00   223.40  -58.63

MTR-184        787935.10   3055717.97    2429.97   172.00   225.80  -56.24

MTR-185        787924.49   3055699.89    2430.46   142.00   225.20  -55.78

MTR-186        788247.67   3055707.27    2341.24   301.00   225.20  -63.58

MTR-187        787908.47   3055791.14    2414.48   256.00   223.30  -60.77

MTR-188        787948.02   3055762.50    2414.80   232.00   225.10  -60.88

MTR-189        787925.53   3055774.08    2417.56   268.00   224.90  -60.31

MTR-190        787906.87   3055682.17    2430.73   132.00   220.50  -60.03

MTR-191        787928.39   3055744.11    2433.14   182.00   227.40  -53.57

MTR-192        787909.88   3055760.44    2432.69   208.00   225.80  -64.49

MTR-193        788327.24   3055717.90    2310.23   270.00   223.80  -64.67

MTR-194        787889.66   3055773.86    2432.39   214.00   224.20  -61.37

MTR-195        787859.28   3055774.71    2433.42   218.00   232.10  -61.41

MTR-196        788179.56   3055744.95    2356.93   296.00   223.70  -64.27

MTR-197        788552.61   3055907.74    2397.36   174.00   221.60  -59.85

MTR-198        788439.53   3055617.65    2254.07   180.00   228.90  -59.99

MTR-199        788439.55   3055579.95    2247.47   186.00   225.70  -60.70

MTR-200        788527.24   3055925.27    2396.97   240.00   221.00  -59.55

MTR-201        788637.94   3055783.44    2391.61   156.00   216.80  -56.67

MTR-202        788423.65   3055673.80    2273.77   250.00   224.20  -61.33

MTR-203        788432.54   3055655.21    2267.61   244.00   217.10  -61.35

MTR-204        788517.88   3055950.54    2394.12   210.00   222.80  -59.85

MTR-205        788496.27   3055961.73    2390.21   240.00   220.40  -59.45

MTR-206        788420.09   3055700.28    2281.97   250.00   226.30  -60.27

MTR-207        788419.59   3055735.23    2292.68   260.00   228.20  -60.20

MTR-208        788471.27   3055966.74    2388.03   246.00   219.80  -60.19

MTR-209        788397.46   3055754.78    2292.51   250.00   224.10  -59.97

MTR-210        787861.10   3055708.32    2447.90   196.00   222.60  -60.12

MTR-211        788568.30   3055886.21    2396.22   216.00   219.20  -60.60

MTR-212        788588.31   3055871.25    2394.73   233.00   227.00  -60.66

MTR-213        788450.99   3055982.54    2388.45   222.00   221.50  -59.51

MTR-214        787905.82   3055717.16    2446.13   214.00   227.60  -61.63

MTR-215        787836.50   3055711.09    2448.05   196.00   224.60  -60.70

MTR-216        787807.42   3055690.59    2450.16   166.00   232.70  -59.48

MTR-217        788611.83   3055857.79    2394.92   228.00   221.40  -59.86

MTR-218        788627.04   3055837.25    2394.46   258.00   219.70  -60.62

MTR-219        788458.19   3055563.58    2244.62   184.00   221.70  -60.12

MTR-220        788452.08   3055627.56    2263.00   226.00   224.20  -60.32

MTR-221        788461.22   3055604.14    2261.99   234.00   224.20  -59.79

MTR-222        788505.61   3055887.70    2379.01   246.00   221.40  -63.99

MTR-223        788479.94   3055933.72    2386.23   212.00   225.00  -59.76

MTR-224        788390.59   3055777.07    2299.22   268.00   224.70  -60.79

MTR-225        788445.50   3055697.06    2282.43   186.00   225.60  -59.32

MTR-226        788503.66   3055921.84    2391.47   252.00   223.20  -60.11

MTR-227        788441.15   3055970.15    2394.53   228.00   224.20  -59.93

MTR-228        788457.69   3055950.41    2392.04   198.00   221.40  -60.32

MTR-229        788440.18   3055723.15    2292.48   234.00   220.50  -59.99

MTR-230        788371.20   3055796.85    2305.76   294.00   228.40  -59.96

MTR-231        788525.62   3055878.66    2377.96   154.00   217.20  -58.85

MTR-232        788423.14   3055984.91    2394.76   204.00   216.70  -59.55

MTR-233        788357.15   3055813.84    2316.44   248.00   225.80  -59.47

MTR-234        788473.37   3055541.22    2239.44   172.00   225.00  -60.00

MTR-235        788486.59   3055517.67    2236.68   188.00   220.50  -58.98

MTR-236        788318.68   3055530.95    2295.62   154.00   229.70  -70.28

MTR-237        788341.21   3055829.19    2329.06   270.00   220.80  -59.60

MTR-238        788468.93   3055918.42    2378.99   240.00   222.90  -60.72

MTR-239        788355.26   3055524.47    2280.71   132.00   227.20  -70.81

MTR-240        788443.51   3055935.23    2384.93   256.00   219.50  -59.72

MTR-241        788316.31   3055563.68    2285.08   154.00   217.40  -75.50

MTR-242        788403.53   3056002.91    2390.63   210.00   217.70  -59.58

MTR-243        788461.59   3055746.35    2303.25   262.00   222.30  -60.04

MTR-244        788410.16   3055482.35    2258.81   108.00   222.00  -66.25

MTR-245        788393.32   3055497.81    2268.76    92.00   220.90  -50.00

MTR-246        788482.50   3055622.94    2275.56   249.00   225.00  -62.19

MTR-247        788480.90   3055903.41    2378.49    86.00   225.00  -60.00

MTR-248        788387.51   3055817.28    2313.84   288.00   228.20  -59.32

MTR-249        788350.58   3055772.34    2303.80   264.00   220.50  -58.93

MTR-250        788444.03   3055753.66    2304.62   264.00   220.50  -57.94

MTR-251        788421.27   3055774.16    2304.47   264.00   221.40  -60.56

MTR-252        788459.68   3055672.58    2279.10   244.00   221.40  -59.91

MTR-253        788474.10   3055584.38    2257.27   232.00   224.30  -63.90

MTR-254        788491.66   3055563.90    2255.70   252.00   221.10  -60.84

MTR-255        788498.68   3055539.62    2248.56   240.00   223.60  -60.69

MTR-256        788321.01   3055883.60    2360.36   300.00   224.80  -60.30

MTR-257        788324.64   3055857.90    2346.85   300.00   226.80  -59.32

MTR-258        788394.48   3055778.73    2299.10   240.00   221.70  -69.27

MTR-259        788457.66   3055990.99    2384.62   264.00   227.60  -64.19

MTR-260        788476.38   3055972.84    2386.98   282.00   224.30  -69.53

MTR-261        788420.51   3055496.39    2253.72   189.00   231.40  -65.48

MTR-262        788510.55   3055971.65    2393.20   270.00   222.60  -65.49

MTR-263        788519.36   3055942.17    2394.38   276.00   224.90  -70.02

MTR-264        788348.57   3055838.78    2329.11   304.00   224.70  -64.49

MTR-265        788401.28   3055506.90    2263.09   150.00   226.20  -56.54

MTR-266        788435.80   3055513.34    2243.46   174.00   225.20  -66.67

MTR-267        788414.15   3055520.79    2253.15   150.00   225.70  -56.81

MTR-268        788328.53   3055816.05    2327.92   300.00   225.80  -58.72

MTR-269        788334.64   3055730.10    2308.82   260.00   223.60  -69.41

MTR-270        788361.22   3055674.38    2293.37   240.00   227.10  -56.11

MTR-271        788389.37   3055635.81    2271.02   217.00   224.10  -61.39

MTR-272        788321.68   3055752.58    2318.58   272.00   225.20  -64.64

MTR-273        788630.43   3055841.74    2395.02   246.00   228.10  -69.70

MTR-274        788644.15   3055819.72    2395.69   262.00   220.80  -59.56

MTR-275        788441.94   3055618.34    2255.95   228.00   222.00  -49.24

MTR-276        788350.11   3055707.36    2305.62   280.00   218.50  -64.48

MTR-277        788319.78   3055780.74    2317.17    36.00   225.00  -65.00

MTR-278        788457.55   3055778.04    2316.43   256.00   223.00  -64.57

MTR-279        788444.44   3055899.10    2368.26   230.00   220.90  -64.14

MTR-280        788521.28   3055945.03    2395.46   304.00   222.10  -64.99

MTR-281        788320.94   3055788.74    2317.26   272.00   225.00  -65.00

MTR-282        788439.86   3055792.00    2316.58   282.00   220.60  -65.11

MTR-283        788485.60   3055594.65    2264.50   306.00   216.80  -70.16

MTR-284        788462.04   3055715.74    2290.87   238.00   221.40  -64.91

MTR-285        788375.33   3055756.12    2294.04   220.00   217.80  -64.27

MTR-286        788378.08   3055694.41    2287.80   213.00   219.60  -69.19

MTR-287        788605.19   3055814.41    2373.67   234.00   219.40  -59.48

MTR-288        788517.32   3055907.31    2390.89   231.00   224.30  -70.57

MTR-289        788472.43   3055433.88    2223.47   154.00   225.80  -50.23

MTR-290        788439.29   3055469.66    2241.33   140.00   221.20  -64.51

MTR-291        788476.90   3055469.85    2225.06   180.00   222.00  -48.89

MTR-292        788470.94   3055755.45    2304.38   258.00   224.10  -62.21

MTR-293        788495.95   3055386.53    2222.09   132.00   222.50  -50.42

MTR-294        788485.96   3055414.18    2222.67   156.00   224.70  -50.10

MTR-295        788449.93   3055484.04    2235.69   170.00   223.50  -66.21

MTR-296        788475.54   3055689.49    2289.77   206.00   222.20  -64.50

MTR-297        788190.10   3055755.27    2353.60   322.00   222.40  -70.10

MTR-298        788219.57   3055747.32    2344.72   300.00   222.90  -70.08

MTR-299        788230.52   3055796.48    2347.36   330.00   219.60  -65.77

MTR-300        788503.18   3055857.71    2363.17   248.00   217.40  -69.07

MTR-301        788295.32   3055787.21    2329.75   330.00   224.50  -60.19

MTR-302        788474.27   3055864.97    2360.62   330.00   237.70  -70.72

MTR-303        788245.03   3055813.34    2353.84   350.00   225.00  -64.19

MTR-304        788215.22   3055706.97    2344.35   289.00   221.40  -69.21

MTR-305        788338.49   3055871.68    2348.00   308.00   230.00  -63.36

MTR-306        788494.10   3055634.07    2283.44   260.00   228.20  -69.45

MTR-307        788555.99   3055908.03    2397.21   300.00   229.80  -75.62

MTR-308        788489.51   3055416.78    2222.72   144.00   227.50  -48.38

MTR-309        788360.82   3055818.69    2316.22   282.00   223.40  -69.80

MTR-310        788233.20   3055763.41    2340.25   332.00   221.80  -68.83

MTR-311        788436.33   3055471.06    2242.06   150.00   225.40  -48.25

MTR-312        788496.23   3055498.49    2235.51   206.00   223.00  -54.33

MTR-313        788461.92   3055816.48    2335.24   342.00   223.40  -68.97

MTR-314        788481.39   3055805.77    2334.59   337.00   225.60  -63.04

MTR-315        788505.28   3055472.62    2230.62   230.00   227.60  -53.01

MTR-316        788461.25   3055566.88    2247.13   208.00   223.50  -44.71

MTR-317        788523.51   3055986.33    2394.96   300.00   229.60  -71.51

MTR-318        787923.38   3055667.84    2423.75    80.00   221.50  -44.59

MTR-319        788515.71   3055554.73    2258.71   300.00   226.80  -65.06

MTR-320        788510.22   3055579.18    2267.35   322.00   226.80  -65.06

MTR-321        787955.39   3055661.43    2409.87    90.00   228.90  -44.93

WEX- 05        788490.28   3055418.58    2223.55   120.00     0.00  -90.00

WEX- 08        788408.97   3055727.19    2287.03    96.00     0.00  -90.00

APPENDIX 2

LOGNORMAL CUMULATIVE PROBABILITY PLOTS FOR

GOLD AND SILVER

  Lognormal Cumulative Probability Plot for Gold in Mineralized Solids

 Lognormal Cumulative Probability Plot for Gold in Waste

Lognormal Cumulative Probability Plot for Silver in Mineralized solids

.

 Lognormal Cumulative Probability Plot for Silver in Waste

APPENDIX 3

SEMIVARIOGRAMS FOR GOLD AND SILVER

C0 = .480
C1 = .170
C2 = .100
A1 = 30.0
A2 = 150.0

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 1 - AZ 310 DIP 0

C0 = .480
C1 = .170
C2 = .100
A1 = 40.0
A2 = 80.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 1 - AZ 40 DIP -75

C0 = .480
C1 = .170
C2 = .100
A1 = 10.0
A2 = 60.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 1 - AZ 220 DIP -15

C0 = .100
C1 = .120
C2 = .220
A1 = 10.0
A2 = 50.0
Number of Pairs
7 141 382 778 683 1456 1083 973 1816 1177 2290 2750 1966 3578 2874 2362 3534 2713 4069 2742 2778 3286 1696 2416 1646
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 1 - AZ 310 DIP 0

C0 = .100

C1 = .120

C2 = .220

A1 = 15.0

A2 = 80.0

Number of Pairs
60 287 627 640 707 745 491 512 342 280 367 316 288 347 349 402 364 336 349 368 410 424 308 229
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 1 - AZ 40 DIP -75

C0 = .100

C1 = .120

C2 = .220

A1 = 12.0

A2 = 50.0

Number of Pairs
151
223
278
288
464
840
1068
1356
1479
1148
875
969
1169
1320
1422
1006
939
850
775
819
1142
1518
2062
1895
1444
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 1 - AZ 220 DIP -15

C0 = .200

C1 = .480

C2 = .070

A1 = 10.0

A2 = 100.0

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 2 - AZ 90 DIP 0

C0 = .200

C1 = .480

C2 = .070

A1 = 10.0

A2 = 40.0

Number of Pairs
Gamma(h)/Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 2 - AZ 0 DIP 0

C0 = .200
C1 = .480
C2 = .070
A1 = 10.0
A2 = 50.0
Number of Pairs
13 53 100 202 218 232 288 360 616 459 552 689 803 1041 1369 1667 1448 1321 1333 1266 1064 923 870 629 440 278
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN DOMAIN 2 - AZ 0 DIP -90

C0 = .020
C1 = .320
C2 = .070
A1 = 20.0
A2 = 100.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 2 - AZ 90 DIP 0

C0 = .050

C1 = .320

C2 = .070

A1 = 10.0

A2 = 40.0

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 2 - AZ 0 DIP 0

C0 = .020

C1 = .320

C2 = .070

A1 = 10.0

A2 = 50.0

Number of Pairs
35
104
286
621
923
963
982
1220
1380
1453
1409
1424
1430
1216
1115
849
730
547
368
241
180
168
121
87
40
10
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN DOMAIN 2 - AZ 0 DIP -90

C0 = .180

C1 = .210

C2 = .130

A1 = 10.0

A2 = 85.0

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN WASTE - AZ 310 DIP 0

C0 = .180
C1 = .210
C2 = .130
A1 = 20.0
A2 = 90.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN WASTE - AZ 40 DIP -75

C0 = .18D

C1 = .21D

C2 = .13D

A1 = 5.D

A2 = 60.D

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GOLD IN WASTE - AZ 220 DIP -15

C0 = .20D
C1 = .28D
C2 = .24D
A1 = 10.D
A2 = 100.D
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN WASTE - AZ 310 DIP 0

C0 = .200
C1 = .280
C2 = .240
A1 = 15.0
A2 = 80.0
Number of Pairs
190
2020
8229
17587
23379
20083
36178
42502
47598
53569
69682
57042
72923
78833
83387
86214
86719
88168
87129
85640
83432
77518
70547
69757
55107
47049
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN WASTE - AZ 40 DIP -75

CO = .20D

C1 = .28D

C2 = .24D

A1 = 10.D

A2 = 60.D

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma(h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

SILVER IN WASTE - AZ 220 DIP -15